THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the course of action to take, you should immediately consult your stockbroker, bank manager, solicitor, accountant or other independent professional adviser (being, in the case of Irish resident Shareholders, an organisation or firm authorised or exempted pursuant to the Investment Intermediaries Act, 1995 of Ireland or the Stock Exchange Act, 1995 of Ireland and, in the case of United Kingdom resident Shareholders, an independent financial adviser duly authorised under the Financial Services and Markets Act 2000 of the United Kingdom).


If you have sold or otherwise transferred your entire holding of Ordinary Shares or American Depositary Shares in Elan Corporation, plc, please pass this document, together with the accompanying Form of Proxy, to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee as soon as possible.


Each of Morgan Stanley & Co. Limited, which is regulated in the United Kingdom by the Financial Services Authority, and Davy Corporate Finance Limited and Davy Stockbrokers, each of whom are regulated in Ireland by the Central Bank of Ireland, is acting exclusively for Elan Corporation, plc and for no one else (including any recipient of this document) in relation to the Disposal and will not be responsible to any other person for providing the protection afforded to customers of Morgan Stanley & Co. Limited, Davy Corporate Finance Limited or Davy Stockbrokers, respectively, or for providing advice in relation to the Disposal or any other matter referred to herein.

--------------------------------------------------------------------------------





                                      elan


                              Elan Corporation, plc
  (Incorporated and Registered in Ireland under the Companies Act, 1963 to 2001
                           - Registered Number 30356)

            Proposed Disposal of Certain Commercial Rights to Sonata
                   and Skelaxin and Certain Associated Assets

                  Proposed Disapplication of Pre-emption Rights

                                       and

                     Notice of Extraordinary General Meeting

--------------------------------------------------------------------------------


Your attention is drawn to the Letter from the Chairman which is set out on pages 9 to 19 of this document and which contains a recommendation to vote in favour of the Resolutions to be proposed at the Extraordinary General Meeting.


A notice of an Extraordinary General Meeting of the Company to be held at The Davenport Hotel, Merrion Square, Dublin 2, Ireland at 10.30 a.m. on 18 March, 2003 is contained at the end of this document. A Form of Proxy for use at the meeting is enclosed which, if you wish to appoint a proxy, should be completed and signed in accordance with the instructions printed thereon and, in the case of holdings of Ordinary Shares, returned to the Company's Registrar, Computershare Investor Services (Ireland) Limited, at PO Box 954, Business Reply Centre, Dublin 18, Ireland (if delivered by post) or at Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland (if delivered by hand), as soon as possible, but in any event so as to be received no later than 10.30 a.m. on 16 March, 2003. Holders of American Depositary Shares wishing to appoint a proxy, should complete and sign the Form of Proxy and return it to the Company's ADR Depositary, The Bank of New York, 101 Barclay Street, New York, NY 10011, United States, as soon as possible, but in any event so as to be received no later than the close of business in New York on 12 March, 2003.

                                    CONTENTS

                                                                  Page

Expected Timetable of Principal Events                              2

Definitions                                                         3

Part I:       Letter from the Chairman                              9

Part II:      Financial Information on the Assets                  20

Part III:     Pro Forma Financial Information                      22

Part IV:      Summary of the Transaction Agreements                25

Part V:       Additional Information                               31

Notice of Extraordinary General Meeting                            42












                     EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Latest time and date for receipt of proxies representing                      close of business in New York on
     registered holders of American Depositary Shares(1)                                        12 March, 2003

Latest time and date for receipt of proxies representing
     registered holders of Ordinary Shares(2)                                     10.30 a.m. on 16 March, 2003

Time and date of Extraordinary General Meeting                                    10.30 a.m. on 18 March, 2003



(1) Receipt by the ADR Depositary, The Bank of New York.
(2) Receipt by the Registrar, Computershare Investor Services (Ireland) Limited.

                                   DEFINITIONS


In this document the following words and expressions shall have the following meanings unless the context otherwise requires or unless it is otherwise specifically provided:

"Abelcet"

                                             Abelcet(TM), a patent protected
                                             amphotericin B lipid complex
                                             product, certain rights to which
                                             were disposed of by the Company in
                                             November, 2002;

"ADR Depositary"

                                             The Bank of New York;

"American Depositary Receipt(s)"             American Depositary Receipts,
     or "ADR(s)"                             evidencing ADSs;

"American Depositary Share(s)"               American Depositary Shares in the
     or "ADS(s)"                             capital of the Company, each
                                             representing one Ordinary Share;

"Ancillary Arrangements"                     a number of arrangements additional
                                             to those contemplated in the
                                             Transaction Agreements, on and
                                             subject to the terms and conditions
                                             of which the Disposal is to be
                                             effected, being, inter alia,
                                             reformulation option arrangements,
                                             bills of sale, trademark assignment
                                             arrangements, patent assignment
                                             arrangements and domain name
                                             assignment arrangements, all by and
                                             among the applicable Elan parties
                                             and the applicable King parties;

"ANDA"                                       Abbreviated New Drug Application;

"Assets" the right to research, develop, manufacture, distribute, market, sell, promote, import and use
                                             Skelaxin and, to the extent
                                             applicable, Skelaxin product
                                             improvements in the Territory,
                                             together with its associated
                                             assets, being, among other things,
                                             rights under contracts, books and
                                             records, copyrights, governmental
                                             permits, intellectual property,
                                             inventory, know-how, marketing
                                             materials, patent rights, and
                                             product registrations; the right to
                                             distribute, market, sell, promote
                                             and use Sonata or Sonata line
                                             extensions in the Territory,
                                             together with its associated
                                             assets, being among other things,
                                             rights under contracts, marketing
                                             materials, books and records,
                                             inventory, copyrights; and certain
                                             tangible personal property and
                                             personal property leases;

"Asset Purchase Agreement"                   the Asset Purchase Agreement dated
                                             30 January, 2003 by and among the
                                             Elan parties and the King parties
                                             governing the transfer of the
                                             Assets to the King parties, which
                                             agreement is summarised in Part IV
                                             of this document;

"Axogen"                                     Axogen Limited, a wholly owned
                                             subsidiary of Elan;

""B" Executive Shares"                       the 21,375 "B" Executive Shares of
                                             nominal value (euro)0.05 each in
                                             issue as at 21 February, 2003
                                             (being the latest practicable date
                                             prior to publication of this
                                             document) conferring on the holders
                                             thereof the same voting rights as
                                             those associated with holders of
                                             Ordinary Shares;

"Closing Date"                               the date of the Closing;

"Completion" or "Closing"                    completion of the Disposal in
                                             accordance with the terms of the
                                             Asset Purchase Agreement;

"Continuing Group"                           the Elan Group following the
                                             Completion;

"Cutivate"                                   CutivateTM, a dermatology product,
                                             the rights to which were returned
                                             by Elan to GlaxoSmithKline plc in
                                             December, 2002;

"Davy"                                       J&E Davy, trading as Davy
                                             Stockbrokers;

"Directors" or "the Board"                   the directors of Elan, as set out
                                             on page 9 of this document;

"Disposal" or "Proposed Disposal"            the disposal by Elan of the Assets
                                             owned by the Elan parties;


"Elan" or "the Company"                      Elan Corporation, plc, an Irish
                                             registered company having a
                                             registered address of Lincoln
                                             House, Lincoln Place, Dublin 2,
                                             Ireland and registration number
                                             30356;

"Elan Group" or "the Group"                  Elan and its subsidiaries;

"Elan International"                         Elan Pharma International Limited,
                                             a wholly owned subsidiary of Elan;

"Elan parties"                               with respect to the Transaction
                                             Agreements and the Ancillary
                                             Arrangements, Elan and the
                                             subsidiaries of Elan (being Elan
                                             International and Elan
                                             Pharmaceuticals, as applicable)
                                             party, or to be party, to such
                                             agreements or arrangements;

"Elan Pharmaceuticals"                       Elan Pharmaceuticals, Inc., a
                                             wholly owned subsidiary of Elan;

"EPIL II"                                    Elan Pharmaceutical Investments II,
                                             Ltd., a wholly owned subsidiary of
                                             Elan;

"EPIL III"                                   Elan Pharmaceutical Investments
                                             III, Ltd., a wholly owned
                                             subsidiary of Elan;

"Executive Shares"                           the 1,000 Executive Shares of
                                             nominal value (euro)0.0125 each in
                                             issue as at 21 February, 2003
                                             (being the latest practicable date
                                             prior to publication of this
                                             document);

"existing issued ordinary share capital"     the 350,435,688 Ordinary Shares in
                                             the capital of the Company in issue
                                             as at 21 February, 2003 (being the
                                             latest practicable date prior to
                                             publication of this document);

"Extraordinary General Meeting"              the Extraordinary General Meeting
     or "EGM"                                of the Company to be held at The
                                             Davenport Hotel, Merrion Square,
                                             Dublin 2, Ireland, at 10.30 a.m.
                                             on 18 March, 2003;

"FDA"                                        US Food and Drug Administration;

"Form of Proxy"                              the form of proxy for use at the
                                             EGM, which accompanies this
                                             document;

"9.56% Guaranteed Notes"                     9.56% senior guaranteed notes due
                                             June, 2004 issued by EPIL II, in
                                             June 2000 in the principal amount
                                             of US$450 million;

"Ireland"                                    Ireland, excluding Northern
                                             Ireland, and Irish shall be
                                             construed accordingly;

"Irish Stock Exchange"                       The Irish Stock Exchange Limited;

"JPI" Jones Pharma Incorporated, a Delaware corporation and a wholly owned subsidiary of King;

"King"                                       King Pharmaceuticals, Inc, a
                                             Tennessee Corporation;

"King parties"                               with respect to the Asset Purchase
                                             Agreement and the Ancillary
                                             Arrangements, King and certain
                                             subsidiaries of King (being JPI and
                                             MPI) party, or to be party, to such
                                             agreements or arrangements;

"Listing Rules"                              the Listing Rules of the Irish
                                             Stock Exchange, and/or, as
                                             appropriate, of the UK Listing
                                             Authority;

"London Stock Exchange"                      London Stock Exchange plc;

"LYONs" Liquid Yield Option Notes due 2018 issued by Elan Finance Corporation Limited, a wholly owned subsidiary of Elan, in December, 1998 in the principal amount of US$1,643.5 million at maturity and at an issue price of US$524.78 per US$1,000 principal amount at maturity;

"Master Agreement"                           the Agreement dated 13 January,
                                             2003, as amended on 29 January,
                                             2003, by and among the Elan parties
                                             and the Wyeth parties;

"Morgan Stanley"                             Morgan Stanley & Co. Limited;

"MPI" Monarch Pharmaceuticals, Inc., a Tennessee corporation and a wholly owned subsidiary of King;

"NDA" New Drug Application, an application to the FDA for a licence to market a new drug in the United States;

"NYSE"                                       the New York Stock Exchange;

"Option Holders"                             holders of Options under the Share
                                             Option Schemes operated by the
                                             Company;

"Options"                                    Options over Ordinary Shares
                                             granted pursuant to the terms of
                                             the Share Option Schemes;

"Orange Book"                                listing of FDA approved drug
                                             products in the United States;

"Ordinary Shares"                            Ordinary Shares of nominal
                                             value(euro)0.05 each in the capital
                                             of the Company;

"parties"                                    with respect to the Transaction
                                             Agreements and the Ancillary
                                             Arrangements, the King parties, the
                                             Wyeth parties and the Elan parties,
                                             as the case may be;

"Pharma Marketing"                           Pharma Marketing Ltd., a Bermuda
                                             exempted company, owned by a group
                                             of institutional investors, which
                                             owns Pharma Operating;

"Pharma Operating"                           Pharma Operating Ltd., a Bermuda
                                             exempted company, wholly owned by
                                             Pharma Marketing, which owns
                                             royalty rights to certain of Elan's
                                             products, including Sonata;

"QSPEs"                                      Qualifying Special Purpose
                                             Entities;

"Recovery Plan"                              the proposed restructuring of
                                             Elan's businesses, assets and
                                             balance sheet and the repositioning
                                             of the Group as a biopharmaceutical
                                             company focused on the discovery,
                                             development, manufacturing, selling
                                             and marketing of novel therapeutic
                                             products in neurology, pain
                                             management and autoimmune diseases,
                                             details of which were announced on
                                             31 July, 2002;

"Registrar"                                  Computershare Investor Services
                                             (Ireland) Limited;

"Resolutions"                                the two resolutions to be proposed
                                             at the EGM;

"Rights"                                     the Sonata Rights and the Skelaxin
                                             Rights;

"SEC"                                        the US Securities and Exchange
                                             Commission;

"Shareholder(s)"                             the holder or holders of Ordinary
                                             Shares and/or of American
                                             Depositary Shares and/or of "B"
                                             Executive Shares;

"Share Option Schemes"                       collectively, the 1996 Long-Term
                                             Incentive Plan (as amended), the
                                             1996 Consultant Option Plan, the
                                             1998 Long-Term Incentive Plan, the
                                             1999 Stock Option Plan (as
                                             amended), the Dura 2000 Stock
                                             Option Plan, the 1986 and 1989
                                             Incentive Stock Option Schemes, the
                                             Segix Stock Option Plan and a
                                             number of other option arrangements
                                             pursuant to which outstanding
                                             options over the capital of
                                             companies acquired by Elan
                                             (including but not limited to
                                             Athena Neurosciences, Inc. and The
                                             Liposome Company, Inc.) have been
                                             converted into Options over
                                             Ordinary Shares;

"Skelaxin"                                   Skelaxin(TM) (metaxalone) a patent
                                             protected product used for the
                                             treatment of discomfort associated
                                             with acute musculoskeletal
                                             conditions, Elan's rights in the
                                             Territory to which are, inter alia,
                                             the subject of the Disposal;

"Skelaxin Rights"                            the research, development,
                                             manufacture, distribution,
                                             marketing, sale, promotion,
                                             importation or use of Skelaxin and
                                             certain Skelaxin product
                                             improvements, in the Territory;

"Sonata" Sonata(R) (zaleplon) a patent protected nonbenzodiazepine product used for the treatment of insomnia, Elan's rights in the Territory to which are, inter alia, the subject of the Disposal;

"Sonata Rights"                              the distribution, marketing, sale,
                                             promotion or use of Sonata and
                                             certain Sonata line extensions in
                                             the Territory;

"Stock Exchanges"                            the Irish Stock Exchange and the
                                             London Stock Exchange;

"subsidiary"                                 shall have the meaning ascribed to
                                             it by section 155 of the Companies
                                             Act, 1963;

"Territory"                                  the United States;

"Transaction Agreements"                     the Asset Purchase Agreement and
                                             the Master Agreement;

"UK"                                         or "United Kingdom" the United
                                             Kingdom of Great Britain and
                                             Northern Ireland, its provinces and
                                             territories and all areas subject
                                             to its jurisdiction and any
                                             potential sub-division thereof;

"UKLA" or "UK Listing Authority" the Financial Services Authority, acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000 of the United Kingdom;

"US" or "United States"                      the United States of America, its
                                             territories and possessions, the
                                             District of Columbia and the
                                             Commonwealth of Puerto Rico;

"US GAAP"                                    US generally accepted accounting
                                             principles;

"Warrants"                                   Warrants over Ordinary Shares;

"Warrant Holders"                            holders of outstanding Warrants
                                             over Ordinary Shares;

"Wyeth" Wyeth, formerly American Home Products Corporation, acting through its Wyeth Pharmaceuticals division, with which Elan entered into a strategic alliance in relation to Sonata in December, 2001;

"Wyeth Agreement"                            the original co-marketing agreement
                                             dated 19 December, 2001 between
                                             Elan International and Wyeth,
                                             acting through its Wyeth-Ayerst
                                             Pharmaceuticals division, pursuant
                                             to which Elan assumed the
                                             marketing, sale and distribution of
                                             Sonata in the Territory;

"Wyeth parties"                              Wyeth and Wyeth Pharmaceuticals
                                             Company, Inc.;

"Zanaflex"                                   Zanaflex(TM) (tizanidine
                                             hydrochloride), a treatment for
                                             muscle spasticity sold by Elan.
                                             Elan announced the entry of generic
                                             competition for Zanaflex on 28
                                             June, 2002.

Notes:

(i) Unless otherwise stated in this document, all references to statutes or other forms of legislation shall refer to statutes or forms of legislation of Ireland. Any reference to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof.

(ii) The symbol "(euro)" refers to euro, the lawful currency of Ireland pursuant to the provisions of the Economic and Monetary Union Act, 1998. The symbol "US$" or "$" refers to US dollars.

(iii) Unless otherwise stated, consideration amounts under the Transaction Agreements referred to throughout this document have been translated from US dollars to euro at a rate of US$1 : (euro)0.929, being the reference rate issued by the European Central Bank on 20 February, 2003 (the latest practicable date for this purpose prior to publication of this document).

(iv) Words importing the singular shall include the plural and vice versa and words importing the masculine gender shall include the feminine or neutral gender.

(v) Unless otherwise stated, all references to time in this document are to time prevailing in Ireland and the United Kingdom.

(vi) This document contains forward-looking statements about Elan's financial condition, results of operations and business prospects that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "anticipate", "project", "envisage", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described herein are the following: the outcome of the Recovery Plan and Elan's ability to maintain flexibility and maintain sufficient cash, liquid resources, and investments and other assets capable of being monetised to meet its liquidity requirements; the risk that Elan's Shareholders will fail to approve the Disposal, that regulatory approval and third party consents necessary to consummate the sale will not be satisfied on a timely basis, or at all or that the further conditions necessary to consummate the sale will not be satisfied on a timely basis, or not at all; the outcome of the ongoing SEC investigation and Shareholder litigation; the success of research and development activities and the speed with which regulatory authorisations and product launches may be achieved: competitive developments affecting Elan's current products; the ability to successfully market both new and existing products; difficulties or delays in manufacturing; the ability to meet generic and branded competition after the expiration of Elan's patents; trends towards managed care and health care cost containment; possible legislation affecting pharmaceutical pricing; exposure to product liability and other types of lawsuits; Elan's ability to protect its intellectual property; interest rate and foreign currency exchange rate fluctuations; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in US and Irish generally accepted accounting principles; growth in costs and expenses; changes in product mix; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended 31 December, 2001, and in its Reports of Foreign Issuer on Form 6-K, each filed with the SEC. Save as required under the Listing Rules, Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

                                     PART I
                            LETTER FROM THE CHAIRMAN



                                      elan

                              Elan Corporation, plc
                (Incorporated and Registered in Ireland under the
              Companies Act, 1963 to 2001--Registered Number 30356)

Directors                                            Registered and Head Office:
Garo H. Armen, Ph.D. (Chairman)*                                   Lincoln House
G. Kelly Martin (President and Chief Executive Officer)            Lincoln Place
John Groom *                                                            Dublin 2
Daniel P. Tully *                                                        Ireland
Brendan E. Boushel *
Laurence G. Crowley *
William F. Daniel
Ann Maynard Gray *
Alan R. Gillespie, Ph.D. *
Kieran McGowan *
Kevin M. McIntyre, M.D. *
Kyran McLaughlin *
Dennis J. Selkoe, M.D. *
The Honourable Richard L. Thornburgh *

* denotes non-executive

                                                               24 February, 2003

To the holders of Ordinary Shares, American Depositary Shares and "B" Executive Shares and, for information only, to Option Holders and Warrant Holders and holders of Executive Shares

Dear Shareholder,

            PROPOSED DISPOSAL OF CERTAIN COMMERCIAL RIGHTS TO SONATA
                   AND SKELAXIN AND CERTAIN ASSOCIATED ASSETS

                 PROPOSED DISAPPLICATION OF PRE-EMPTION RIGHTS

                                      AND

                    NOTICE OF EXTRAORDINARY GENERAL MEETING

1. INTRODUCTION

On 31 July, 2002, Elan announced a Recovery Plan to restructure its business, assets and balance sheet as a biopharmaceutical company focused on the discovery, development, manufacturing, selling and marketing of novel therapeutic products in neurology, pain management and autoimmune diseases, and to strengthen the Group's liquidity position. As part of the Recovery Plan, the Board announced its intention to divest certain non-core financial assets, businesses, products and other assets. Elan has made considerable progress against the targets set in the Recovery Plan, with cash proceeds realised and to be realised pursuant to previously announced divestitures of approximately US$745 million, including US$360 million received on completion of the disposal of certain rights to Abelcet and certain associated assets as approved by Elan's Shareholders on 12 November, 2002.

As announced on 30 January, 2003, the Elan parties now propose to sell their rights to Sonata and Skelaxin in the Territory and to transfer the US primary care sales team to King.

In relation to Sonata, Elan does not have any rights to the currently marketed formulation outside of the Territory, but will have the right to commercialise any enhanced formulations of Sonata that are developed by Elan utilising Elan's technology, outside of the Territory (see section 4(a) of this letter). In relation to Skelaxin, Elan will retain commercialisation rights outside of the Territory and may also retain commercialisation rights for any new formulations that are developed by Elan utilising Elan's technology, outside of the Territory (see section 4(b) of this letter). Elan currently does not actively market Skelaxin outside of the Territory. In addition, Elan may also manufacture any enhanced formulations of Skelaxin and Sonata, pursuant to the terms and conditions of separate agreements to be executed by Elan and King.

Assuming the Closing occurs on 30 March, 2003, the Elan parties will receive a cash payment, upon Closing, of approximately US$608 million (approximately
(euro)565 million), excluding an estimated US$41 million (approximately (euro)38 million) for inventory (subject to a post-closing adjustment, as more specifically described in Part IV of this document), and the King parties will assume from the Elan parties future product related payments due to Wyeth with respect to Sonata, of approximately US$242 million (approximately (euro)225 million). On the Closing, Elan International and Axogen will pay Pharma Operating US$225 million (approximately (euro)209 million) less royalty payments on all related products paid or due to Pharma Operating from 1 January, 2003 to the Closing, to acquire Pharma Operating's royalty rights with respect to Sonata and Prialt (one of Elan's development stage products) pursuant to the terms of a settlement agreement with Pharma Operating as announced on 30 January, 2003. Further details relating to this payment and the settlement agreement are set out in sections 4 and 7(b) respectively of this letter.

If the Closing takes place after 30 March, 2003, the Elan parties may be required to make payments to Wyeth, pursuant to the Elan parties' existing contractual arrangements with Wyeth which remain in force until Closing. However, the amount of the net cash consideration payment due to the Elan parties under the Asset Purchase Agreement will in turn be increased by the amount of any such payments, such that the net cash payment to be received by the Elan parties from the King parties in respect of the Disposal, less payments made by Elan to Wyeth pursuant to the Elan parties' existing contractual arrangements, will remain at approximately US$608 million (excluding the estimated US$41 million payment in respect of inventory).

The Proposed Disposal represents a key milestone in Elan's Recovery Plan and, on the Completion, will bring total gross consideration from the divestiture programme to date to approximately US$1.6 billion, resulting in the achievement of Elan's previously stated goal of raising US$1.5 billion by the end of 2003 significantly ahead of schedule. Further information on the Assets the subject of the Proposed Disposal is set out in section 4 of this letter entitled "Information on the Disposal".

Due to the classification accorded to this transaction under the Listing Rules, completion of the Disposal is conditional, inter alia, upon the approval of Elan's Shareholders, which will be sought at an Extraordinary General Meeting to be held at 10.30 a.m. on 18 March, 2003.

The purpose of this document is to:

(i) provide you with the full details of the Disposal and explain why the Board believes that the Disposal is in the best interests of the Company and its Shareholders as a whole;

(ii) seek Shareholder approval for the Disposal (Resolution No. 1);

(iii) provide you with details of the proposed disapplication of pre-emption rights and explain why the Board believes such disapplication is in the best interests of the Company and its Shareholders as a whole; and

(iv) seek Shareholder approval for the proposed disapplication of pre-emption rights (Resolution No. 2).

The notice convening the Extraordinary General Meeting, at which the Resolutions (which are not inter-conditional) will be considered, is set out at the end of this document.

2. BACKGROUND TO AND REASONS FOR THE DISPOSAL

On 31 July, 2002, the Company set out its intention to restructure the Group's business, assets and balance sheet in order to focus Elan on neurology, pain management and autoimmune diseases. It is intended that the restructured Group will be a biopharmaceutical company with leading research and development capabilities and a specialised sales and marketing organisation in these core therapeutic areas. As part of the Recovery Plan, the Board announced its intention to divest a number of assets outside the identified core therapeutic areas. The Assets which are the subject of the Disposal fall into this category, as both Sonata and Skelaxin are primarily marketed to primary care physicians, while the Continuing Group's pipeline of product candidates is focused on specialised physician audiences.

A key objective of the Recovery Plan is to strengthen the liquidity position of the Group in order to ensure a continued ability to meet the Group's financial obligations and commitments and provide ongoing funding for research and development activities in its core therapeutic areas. In order to achieve this, Elan had targeted total consideration from the divestiture programme of approximately US$1.5 billion by the end of 2003. Upon the Closing, the consideration and assumed product related liabilities from the Disposal will bring total gross consideration realised and to be realised pursuant to previously announced transactions, of US$722 million and US$23 million respectively, to approximately US$1.6 billion. The unrealised consideration of US$23 million is expected to be realised within the next several weeks. Following completion of the Disposal, the Continuing Group's overall cash position will be enhanced and the Elan Group will, while continuing to implement its divestiture programme, be in a position to concentrate on its core development pipeline with a view to launching potential new products, such as Antegren and Prialt, in 2004 and beyond.

Pro forma financial information on the Elan Group following the Disposal and the payment to Pharma Operating, prepared for illustrative purposes only, is set out in Part III of this document.

3. PRINCIPAL TERMS AND CONDITIONS OF THE DISPOSAL

Under the Asset Purchase Agreement, which was signed on 30 January, 2003, the Elan parties have agreed to sell to the King parties their rights to Sonata and Skelaxin in the Territory along with related assets and liabilities, and to transfer to the King parties the US primary care sales team comprising approximately 405 employees. As part of the Disposal, the King parties will also acquire certain intellectual property, regulatory and other assets relating to Sonata directly from Wyeth. The Elan parties will continue their development programme for enhanced formulations of Sonata using Elan's proprietary drug delivery technologies on behalf of the King parties. This development work, together with a development programme to be initiated for an enhanced formulation of Skelaxin, will be performed pursuant to formulation development arrangements with the King parties under which the Elan parties will receive development fees and milestone payments contingent upon the achievement of clinical and regulatory milestones. With respect to new formulations of Sonata, the Elan parties will retain the commercialisation rights to enhanced formulations utilising Elan's technology outside the Territory and may also manufacture any new Sonata formulation. The Asset Purchase Agreement provides that the parties will negotiate in good faith an arrangement relating to the reformulation of Skelaxin, which may provide Elan with similar rights.

Consideration in respect of the Disposal comprises several elements. Firstly, assuming the Closing occurs on 30 March, 2003, the King parties will make a net cash payment to the Elan parties of approximately US$608 million (approximately
(euro)565 million), excluding an estimated US$41 million (approximately (euro)38 million) for Sonata and Skelaxin inventory. The King parties will acquire the inventory from the Elan parties at Closing and, consequently, the US$41 million currently estimated value may be subject to change depending on the actual value of inventory on hand at Closing. On the Closing, Elan will make a US$20 million (approximately (euro)19 million) payment to Wyeth in respect of a co-marketing payment which was originally payable in January, 2004. Accordingly, the total net cash pre-tax proceeds of the Disposal on the Closing, including the estimated inventory value of US$41 million and after estimated Disposal expenses of US$8 million (approximately (euro)7 million), are expected to amount to approximately US$621 million (approximately (euro)577 million). Additionally, the King parties will assume the Elan parties' product related payments for Sonata of approximately US$242 million (approximately (euro)225 million), assuming the Closing occurs on 30 March, 2003.

On the Closing, Elan International and Axogen will pay Pharma Operating US$225 million (approximately (euro)209 million), less royalty payments on all related products paid or due to Pharma Operating from 1 January, 2003 to the Closing to acquire Pharma Operating's royalty rights with respect to Sonata and Prialt. Further details of this arrangement are set out in section 7(b) of this letter.

During the term of a reformulation arrangement between the Elan parties and the King parties, the Elan parties may earn net milestone payments of up to US$61 million (approximately (euro)57 million) contingent on the achievement of clinical and regulatory milestones relating to the development of the first new enhanced formulation of Sonata and the Elan parties will charge Wyeth and the King parties fully allocated cost plus a mark-up for development work carried out. If these milestones are achieved, the Elan parties would receive the relevant payments over the period 2003 to 2007.

The Disposal is subject to regulatory approvals, third party consents and other customary conditions, further details of which are contained in Part IV of this document.

The gross consideration of approximately US$850 million (approximately (euro)790 million) (excluding the estimated payment for inventory of approximately US$41 million and excluding the potential milestone payments, but including the product related payments for Sonata of approximately US$242 million (approximately (euro)225 million) to be assumed by King at the Closing) represents the achievement of a multiple of 3.6 times 2002 net sales for Sonata and Skelaxin, which is within the industry range for products of a similar profile. In addition, the fact that the entire US primary care sales team will have the opportunity to continue to contribute to the success of Sonata and Skelaxin as employees of King was an important consideration for Elan. Elan also has the opportunity to continue its work on developing enhanced formulations of Sonata and Skelaxin utilising its technologies and retains commercialisation rights to these enhanced formulations outside the Territory. Finally, the achievement of Elan's stated goal of raising US$1.5 billion from its divestiture programme allows the Company to focus on improving liquidity, reducing costs, streamlining the balance sheet and prioritising its pipeline. Accordingly, the Board believes that the terms of the Disposal are in the best interests of the Shareholders and that the value of the Assets justifies the consideration receivable on their disposition.

Completion of the Disposal is conditional upon the approval of Shareholders. It is anticipated that the Disposal will close before the end of April, 2003, following the approval of Shareholders and following the fulfilment of the other pre-conditions, as more specifically detailed in Part IV of this document and in the Asset Purchase Agreement.

4. INFORMATION ON THE DISPOSAL

The Group is disposing of its rights to Sonata and Skelaxin in the Territory along with related assets and liabilities, and is transferring to the King parties the US primary care sales team comprising approximately 405 employees. As part of the Disposal, the King parties will acquire certain intellectual property, regulatory and other assets relating to Sonata directly from Wyeth. In addition to the purchase consideration of approximately US$608 million (assuming the Closing occurs on 30 March, 2003), the King parties will acquire inventory from the Elan parties at Closing which is expected to be valued at approximately US$41 million at Closing. The King parties will also assume from Elan future product related payments, repreenting deferred consideration, due to Wyeth with respect to Sonata, of approximately US$242 million, assuming Closing occurs on 30 March, 2003.

If the Closing takes place after 30 March, 2003, the Elan parties may be required to make payments to Wyeth, pursuant to the Elan parties' existing contractual arrangements with Wyeth which remain in force until Closing. However, the amount of the net cash consideration payment due to the Elan parties under the Asset Purchase Agreement will in turn be increased by the amount of any such payments, such that the net cash payment to be received by the Elan parties from the King parties in respect of the Disposal, less payments made by Elan to Wyeth pursuant to the Elan parties' existing contractual arrangements, will remain at approximately US$608 million (excluding the estimated US$41 million payment in respect of inventory).

The carrying value of the intangible assets relating to Sonata and Skelaxin owned by Elan at 31 December, 2002 was US$196 million. Approximately US$42 million of the future product payments relating to Sonata accrued by Elan at 31 December, 2002 are expected to form part of the product related payments that the King parties will assume at Closing. The estimated carrying value of the fixed assets being transferred at Closing is approximately US$6 million, and have corresponding capital lease liabilities also of approximately US$6 million, and have corresponding capital lease liabilities also of approximately US$6 million. Transaction costs in relation to the Disposal are estimated to be approximately US$8 million. In addition, at Closing, Elan will make a US$20 million payment to Wyeth in respect of a co-marketing payment which was originally payable in January, 2004. After adjusting the proceeds of approximately US$608 million for the above items, Elan expects to record a pre-tax gain under US GAAP of approximately US$426 million from the Disposal, excluding an estimated charge of US$55 million in respect of goodwill to be written down under US GAAP (as further discussed in note (b) of section 3 of Part II, Financial Information on the Assets).

Product payments relating to Sonata accrued by Elan at 31 December, 2002 amounted to approximately US$62 million. Of this, US$20 million was paid by Elan to Wyeth in January, 2003 pursuant to the existing contractual arrangements between Elan and Wyeth. A further payment of US$10 million under contractual arrangement, but which did not form part of accrued product payments at 31 December, 2002, was also made by Elan in January, 2003. Elan expects to transfer the remaining US$42 million of accrued product payments to King on the Closing as referred to in the preceding paragraph.

Elan also had future contingent and optional product payments relating to Sonata of approximately US$231 million at 31 December, 2002. In order to comply with US GAAP, these amount are not accrued on Elan's US GAAP balance sheet, as the related contingencies had not been resolved at 31 December, 2002, Elan expects to transfer US$200 million of these contingent and optional product payments to King on the Closing. The remaining amounts arose pursuant to Elan's existing contractual arrangements with Wyeth and include US$20 million in respect of a co-marketing payment that was originally payable in January, 2004, and which will now be paid to Wyeth at the Closing (as referred to above). Upon Closing, Elan will have no further contractual or contingent payment obligations to Wyeth.

(a) Sonata

Sonata is a nonbenzodiazepine indicated for the treatment of insomnia. Sonata was originally launched by Wyeth in 1999. On 19 December, 2001, Elan entered into a strategic alliance with Wyeth pursuant to which it assumed overall responsibility for the marketing, sales and distribution of Sonata in the Territory. Elan has no rights to the currently marketed formulation of Sonata outside the Territory.

Sonata is marketed by Elan as a first-line therapy primarily to primary care physicians. Sonata induces the onset of sleep within fifteen to thirty minutes of taking the drug. Due to its relatively short half-life, Sonata can be taken in the middle of the night without residual drowsiness, "hangover" effects, adverse psychomotor functions or loss of memory in the morning.

As set out in Part II of this document, Elan recorded net revenue and gross profit in 2002 for Sonata of US$92.5 million and US$78.3 million, respectively.

o    Intellectual Property

Sonata has marketing exclusivity until August, 2004 and has an Orange Book listed composition of matter patent that expires in June 2003. The term of this patent may be extended until June 2008, pursuant to a patent term extension which is in the final stages of clearance at the US Patent and Trademark Office.

o    Supply

Sonata is manufactured and supplied to Elan by an affiliate of Wyeth. Elan's rights and obligations in relation to the supply of Sonata will be assigned to King as part of the Disposal.

o    Distribution Rights

In December 2001, Elan acquired the exclusive right to market, sell and distribute Sonata in the Territory from Wyeth. These rights will be terminated at the Closing and King will thereafter have the exclusive right to market, sell and distribute Sonata in the Territory. In addition, King will acquire certain underlying intellectual property, regulatory and other assets relating to Sonata directly from Wyeth.

o    New Formulations

Elan will pursue the development of reformulated versions of Sonata. King will have exclusive rights to any reformulated product in the Territory for administration to humans. Research and development activity will be funded by Wyeth and King, and Elan will charge Wyeth and King fully allocated cost plus a mark-up for development work carried out. For a period of time and under certain conditions, Elan and Wyeth will earn royalties based on US net sales of any new formulation developed by Elan and sold by King. Elan and Wyeth may earn milestone payments of up to US$61 million and US$25 million, respectively, contingent on the achievement of clinical and regulatory milestones and sales targets relating to the first new enhanced formulation of Sonata. Elan may manufacture new formulations and receive a mark-up on fully allocated cost. Elan will retain the commercialisation rights to enhanced formulations developed by Elan utilising Elan's technology outside the Territory.

(b)  Skelaxin

Skelaxin is approved by the FDA as an adjunctive treatment for the relief of discomfort associated with acute, painful musculoskeletal conditions. Elan originally acquired Skelaxin through its acquisition of GWC Health, Inc. in 1998. Skelaxin is marketed to primary care physicians by Elan in the Territory. Skelaxin is one of the only non-generic competitors in the muscle relaxant market and Elan's detailing efforts combined with the drug's attractive efficacy, safety and side-effect profile relative to competitors, have enabled Elan to convert generic customers to Skelaxin at a significant rate. Skelaxin is currently marketed in a 400mg and 800mg presentation. While Elan owns the world-wide rights to Skelaxin, it does not actively market the product outside of the Territory.

As set out in Part II of this document, Elan recorded net revenue and gross profit in 2002 for Skelaxin of US$145.4 million and US$117.6 million, respectively.

o    Intellectual Property

While there is no unexpired market exclusivity relating to Skelaxin, the Orange Book lists an Elan granted method of use patent that expires in 2021. This patent claims a method of increasing the bioavailability of metaxalone when administered with food. Eon Labs and Corepharma LLC each recently submitted to the FDA an ANDA for a generic equivalent of Skelaxin 400 mg, with each application including a paragraph IV certification pertaining to the 2021 patent. Eon Labs provided a notice to Elan of its paragraph IV certification in November, 2002, and Elan filed a patent infringement suit against Eon Labs in the Eastern District of New York on 2 January, 2003. Corepharma LLC provided notice to Elan of its paragraph IV certification in January, 2003. On 28 January, 2003, Eon Labs filed a Citizen Petition with the FDA requesting, among other things, that the FDA allow approval of a generic equivalent of Skelaxin with a revised label, and also delist the 2021 patent from the Orange Book.

o    Supply

Skelaxin is manufactured in a multi-step process through contracts with several third party manufacturers and supplied in finished form to Elan. These supply contracts will be assigned to King upon the Closing.

o    New Formulations

Elan and King have agreed to conduct a development programme directed to reformulating the current version of Skelaxin for King and to negotiate in good faith a new formulation development agreement after Closing, under which King will be granted rights to a reformulated version of Skelaxin in the Territory and Elan will have the rights outside of the Territory.

(c)  Sales team

Under the terms of the Asset Purchase Agreement, King is required to make offers of employment to the US primary care sales team and management personnel and internal Elan personnel dedicated to Elan's Skelaxin and Sonata businesses. Elan's primary care sales infrastructure is self-contained and is comprised of approximately 356 sales representatives, 39 district sales managers and 6 regional sales directors and 4 market development managers. The sales team currently details two products, being Sonata and Skelaxin.

5.   USE OF PROCEEDS

The net proceeds of the Disposal will contribute to the cash reserves required to meet the Group's financial obligations and commitments, along with providing continued funding for the operation of the business of the Continuing Group.

As set out in Part III of this document, net cash proceeds from the Disposal (before tax and before giving any effect to any payments to Pharma Operating, and after taking account of estimated transaction expenses (approximately US$8 million) and payments due to Wyeth from Elan at Closing (US$20 million)) will amount to approximately US$621 million (approximately (euro)577 million).

6.   WORKING CAPITAL

In the Company's opinion, following completion of the Disposal and having regard to existing cash resources and taking into account the net proceeds of the Disposal, the Continuing Group has sufficient working capital for its present requirements, that is, for at least the 12 months following the date of publication of this document.

7.   UPDATE ON LIQUIDITY POSITION

As previously referred to herein, the Group has been engaged in an exercise to generate cash by monetising a substantial portfolio of businesses, assets and products that are no longer core to the Elan Group. This divestiture programme, together with a programme of cost reductions through headcount and infrastructure reductions and business rationalisations aimed at reducing operating expenditure, are the key elements of the Recovery Plan.

The timing and magnitude of a number of contracted and potential future payments due by Elan have, in addition, inter alia, to expected capital expenditure, lease payments and anticipated costs associated with implementation of the Recovery Plan, been key considerations in targeting the stated aggregate proceeds from the divestiture programme with a view to restoring the financial flexibility and liquidity of the Elan Group. Of these commitments and contingencies, further details in relation to the status of the LYONs, Pharma Marketing arrangements and the 9.56% Guaranteed Notes are set out below.

(a)  LYONs

During the fourth quarter of 2002, Elan repurchased US$318.6 million in principal amount at maturity of LYONs having an accreted value of US$190.1 million at the date of repurchase at an aggregate cost of US$149.8 million, resulting in a net gain of US$37.7 million after related costs. After taking account of this repurchase, the accreted value of the LYONs at 31 December, 2003 was US$816.9 million.

Holders of the remaining outstanding LYONs, may require the Elan Group to purchase all or a portion of the notes on 14 December, 2003, 14 December, 2008 and 14 December, 2013 at a purchase price equal to the issue price plus all accrued original issued discount through the purchase date. 14 December, 2003 is also the date from which the LYONs become redeemable for cash at any time at the Elan's Group's option. Because the LYONs are exchangeable by the holders into ADSs, the probability of holders requiring the Elan Group to purchase all or a portion of their notes on 14 December, 2003 is dependent upon the market price of the ADSs at that date. If such price does not increase sufficiently prior to 14 December, 2003 or if the Elan Group does not amend the terms of the indenture governing the LYONs, subject to acceptance of such amendment by the holders of the LYONs, the holders of the notes have the right to put the LYONs to the Elan Group. In that event, the Elan Group may, at its option, elect to pay the purchase price for the LYONs in cash, by the delivery of ADSs (subject to certain conditions, including continuing listing of the ADSs) at the then prevailing market price, or any combination of cash and ADSs.

In the event that the Elan Group either elects to redeem the LYONs in cash or, pursuant to the put, elects to repay the LYONs in cash, in December, 2003, the availability of sufficient cash for this purpose will be dependent on the successful Completion of the Disposal.

(b)  Pharma Marketing

On or about 16 January, 2003, Pharma Operating filed a lawsuit in the Supreme Court of the State of New York against Elan, Elan International and Axogen in connection with the risk-sharing arrangement between the parties pursuant to which Pharma Operating acquired royalty rights to Sonata. The lawsuit sought, among other things, a court determination that Pharma Operating's approval would be required in the event of a sale by Elan of its interest in Sonata to a third party.

On 29 January, 2003, the parties entered into a settlement agreement, pursuant to which Pharma Operating consented to the sale of Sonata, subject to the condition that on the closing of the sale of Sonata, Elan International and Axogen pay Pharma Operating US$225 million, less royalty payments on all related products paid or due to Pharma Operating from 1 January, 2003 to the closing of the sale, to acquire Pharma Operating's royalty rights with respect to Sonata and Prialt. Elan intends to fund this payment from either the net proceeds of the Disposal or from the existing cash resources of the Company.

In addition, Elan will have the option (exercisable at its discretion) to purchase Pharma Operating's royalty rights to the Zonegran(TM), Frova(TM) and Zanaflex products until 3 January, 2005, an extension from the earlier date of 30 June, 2003. The purchase option price was reduced to US$110 million, plus 15% per annum from the date of the Closing or 1 July, 2003, whichever is earlier, less royalty payments made for periods after the Closing. Pursuant to the settlement agreement, Pharma Operating has dismissed, without prejudice, the lawsuit.

(c)  9.56% Guaranteed Notes

In June 2000, Elan transferred a portfolio of equity and debt securities to a QSPE, EPIL II, a wholly owned subsidiary of the Company. On 28 June, 2000, EPIL II issued US$450.0 million in aggregate principal amount of 9.56% senior guaranteed notes due June, 2004 in a private placement to a group of financial institutions. EPIL II paid cash of US$340.0 million to Elan for the portfolio of investments transferred to it. The investments and cash in EPIL II are held as security against 9.56% Guaranteed Notes. Upon maturity of the notes, if the investments held by EPIL II are insufficient to repay the debt, Elan will be required, pursuant to its subordinated guarantee, to pay the residual. At 31 December, 2002, the value of the assets held by EPIL II was approximately US$155 million. As reflected in Elan's preliminary results in respect of the year ended 31 December, 2002, Elan has made an investment provision of approximately US$295 million in respect of the subordinated guarantee on EPIL II. Elan's total investment provision in respect of EPIL II and EPIL III at 31 December, 2002 is US$543.1 million.

In the event that Elan is required to make a cash payment pursuant to these arrangements, the availability of sufficient cash for this purpose will be dependent on the continued successful implementation of the Recovery Plan.

As outlined in section 5 of this Part I, the net proceeds of the Disposal will contribute to the cash reserves required to meet the Group's financial obligations and commitments, along with providing continued funding for the operation of the business of the Continuing Group. In particular, in the event that the Elan Group either elects to redeem the LYONs in cash or, pursuant to the put, elects to repay the LYONs in cash, in December, 2003, the availability of sufficient cash for this purpose will be dependent on the successful Completion of the Disposal.

If the resolution relating to the Disposal is not approved by Shareholders and the Disposal does not therefore complete, the capacity of the Elan Group to redeem or repay the LYONs in cash would be compromised and the amount of any ADSs to be issued may (subject to certain conditions, including continuing listing of the ADSs) be increased.

If the Disposal is not completed, and/or if Elan elects but is unable to issue some or any of the aforementioned ADSs, the Board will, nevertheless, proceed with the continued implementation of the Recovery Plan, and will, in addition to continued cost reductions, seek to generate the targeted consideration from other divestitures.

Notwithstanding the completion of the Disposal, Elan's cash position will in future periods be dependent on a number of factors, including its asset divestiture programme, its balance sheet restructuring, its debt service requirements and its future operating cash flow. In addition to the Disposal, other asset divestitures, and the other actions and objectives outlined with respect to the Recovery Plan, it is likely that Elan will seek to further increase its financial flexibility and liquidity in the future. To that end the Company is seeking the disapplication of pre-emption rights proposed in Resolution No. 2 in order to provide the Directors with flexibility to fund the Company's future liabilities, including potentially the LYONs, by way of new equity if deemed appropriate.

8.   DISAPPLICATION OF PRE-EMPTION RIGHTS

In addition to the Disposal, other asset divestitures, and the other actions and objectives outlined with respect to the Recovery Plan, Elan wishes to further increase its financial flexibility and liquidity. In particular, and as outlined above, the Elan Group may elect, at its option, to pay a portion of the LYONs by the delivery of ADSs (subject to certain conditions, including continuing listing of the ADS). The portion, if any, of the LYONs which will be paid in ADSs will depend on the ongoing implementation of the Recovery Plan as well as the Directors' view as to the most appropriate way to satisfy all of Elan's outstanding liabilities. In order, therefore, to ensure the Directors have flexibility to address the Company's obligations, Resolution No. 2 proposes that the Directors are authorised to disapply pre-emption rights up to a maximum of 120 million Ordinary Shares. This Resolution, if passed, will enable the Directors to issue ADSs, if deemed appropriate, for this purpose.

9.   CURRENT TRADING AND PROSPECTS

Since July, 2002, the Board has worked to improve the structure of Elan's business, assets and balance sheet, as well as the liquidity position and financial flexibility of the Company through refocusing on its three key therapeutic areas, implementing a cost reduction programme and divesting assets. In addition, significant changes in senior management were initiated in connection with the Recovery Plan, including the appointment of G. Kelly Martin as President and Chief Executive Officer, which was announced on 6 January, 2003 and effective from 3 February, 2003 and the recent appointment of William F. Daniel as an executive Director, as announced on 5 February, 2003.

Elan's US GAAP results for the twelve months ended 31 December, 2002 were reported on 5 February, 2003. In its results announcement, Elan advised that it had recorded a net loss of US$639.0 million in the fourth quarter of 2002 and an overall net loss for the full year of US$2,394.8 million following aggregate, mainly non-cash, charges (including investment impairment and Recovery Plan related charges) of US$2,224.8 million (net of gains of US$230.8 million). Total revenue for the quarter was US$223.6 million and total revenue for the full year was US$1,470.1 million. This represented a decrease of 54% and 21% respectively, on total revenues recorded in the fourth quarter of 2001 and fiscal 2001.

Revenue from retained products (excluding Zanaflex which was genericised during 2002) amounted to US$125.2 million and US$470.2 million for the quarter and full year respectively, compared to prior year revenue of US$125.5 million and US$443.6 million.

Proposed significant investment in Elan's focused research and development activities, the continued implementation of the cost reduction programme, and the timing of future divestitures are expected to impact the Continuing Group's future results in the current financial year. For example, as the Recovery Plan continues to be implemented, Elan may incur losses on certain assets and business divestments, if the disposal price is lower than that currently forecast. Elan may also in the future incur other charges relating to severance, retention and similar restructuring costs. The cash element of any such charges is not expected to exceed US$100 million in the year ended 31 December, 2003. Elan may also incur additional impairment charges related to investments, tangible assets and intangible assets as a result of adverse changes in circumstances or market conditions.

The cost reduction programme aims to reduce operating expenditures. It is not expected to impact Elan's investment in its core research and development activities, which Elan believes represent significant potential. In addition, capital expenditures and financial investments will generally be limited to those businesses in Elan's core therapeutic areas. Committed cash outlays such as capital expenditures, restructuring costs, product payments (assuming completion of the Disposal) and other commitments, excluding operating cashflow, are expected to be approximately US$330 million through 31 December, 2003.

The Directors believe that the Recovery Plan will improve the prospects for the Continuing Group. The Disposal, together with previously announced transactions such as the sale of Athena Diagnostics, Inc. for net cash of US$82 million, the restructuring of Elan's Avinza(TM) royalty rights and sale of Ligand Pharmaceuticals, Inc. shares for US$120 million, the disposal of certain rights to Abelcet and certain related assets for US$360 million, the sale of Adalat CC rights for US$45 million, and the sale of Actiq(TM) rights for US$50 million, represent significant positive actions in improving the Continuing Group's liquidity position and financial flexibility. With the completion of the Disposal, the Group's previously stated divestiture proceeds target will be achieved ahead of schedule. The Directors therefore believe that, following the Closing, the prospects for the Continuing Group in the current financial year will be improved and that the Disposal is an important element in the Group's restructuring.

10.  ADDITIONAL INFORMATION

Your attention is drawn to the additional financial information relating to the Assets set out in Part II of this document. You are advised to read the whole of this document and not merely to rely on the summarised information set out in this letter.

11.  EXTRAORDINARY GENERAL MEETING

You will find set out at the end of this document a notice convening an Extraordinary General Meeting of the Company to be held at The Davenport Hotel, Merrion Square, Dublin 2, Ireland at 10.30 a.m. on 18 March, 2003, at which the following resolutions will be proposed. Resolution No. 1 is an ordinary resolution. Resolution No. 2 is a special resolution. The Resolutions are not inter-conditional.

(a)  Resolution No. 1

     Resolution No. 1 is to consider, and, if thought fit, approve the Disposal.

(b)  Resolution No. 2

     In order to provide the Company with greater financial flexibility, Resolution No. 2 proposes that the Directors are authorised to disapply pre-emption rights up to a maximum of (euro)6,000,000 in nominal value of Ordinary Shares (120,000,000 Ordinary Shares), representing 34.24% of the existing issued share capital of the Company. This authority will expire on the date of the 2004 annual general meeting of the Company unless previously renewed or revoked in accordance with the Companies (Amendment) Act, 1983.

     None of the pre-emption rights of the Company are currently disapplied and the opportunity to seek such disapplication is being taken at the EGM in order to ensure that the Directors have appropriate securities issuance flexibility.

12.  ACTION TO BE TAKEN

You will find enclosed with this document a Form of Proxy for use by Shareholders at the EGM. Your vote is important regardless of the number of shares you own. We encourage you to vote your shares as soon as possible. Please note the following deadlines for voting by proxy:

     o Proxies representing registered holders of Ordinary Shares must be received by the Registrar, Computershare Investor Services (Ireland) Limited, at PO Box 954, Business Reply Centre, Dublin 18, Ireland (if delivered by post) or at Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland (if delivered by hand), no later than 10.30 a.m. on 16 March, 2003. Completion and return of a Form of Proxy will not preclude Ordinary Shareholders from attending and voting at the meeting in person should they so wish.

     o Proxies representing registered holders of American Depositary Shares must be returned so that they are received by the ADR Depositary, The Bank of New York at 101 Barclay Street, New York, NY 10011, United States, no later than the close of business in New York on 12 March, 2003. Details of how to vote by telephone or over the internet are provided on the Form of Proxy.

     o Holders of American Depositary Shares in nominee accounts should follow the instructions provided by the bank or broker custodian.

13. RECOMMENDATION

(a) The Directors have received advice from Morgan Stanley that the financial terms of the Disposal are fair and reasonable to the Company. In providing advice to the Directors, Morgan Stanley has relied upon the Directors' commercial assessment of the Disposal.

     The Directors consider the terms of the Disposal to be in the best interests of the Company and its Shareholders as a whole and that the value of the Assets justifies the consideration receivable on their disposal.

     Accordingly, the Directors unanimously recommend Shareholders to vote in favour of Resolution No. 1 to be proposed at the Extraordinary General Meeting, as they have indicated their intention to do in respect of their own beneficial holdings which, in aggregate, amount to 2,131,179 Ordinary Shares, representing approximately 0.61% of the existing issued ordinary share capital of the Company.

(b) The Directors consider the disapplication of pre-emption rights to be in the best interests of the Company and its Shareholders as a whole. Accordingly, the Directors unanimously recommend Shareholders to vote in favour of Resolution No. 2 to be proposed at the Extraordinary General Meeting, as they have indicated their intention to do in respect of their own beneficial holdings which, in aggregate, amount to 2,131,179 Ordinary Shares, representing approximately 0.61% of the existing issued ordinary share capital of the Company.

Resolution No. 1 and Resolution No. 2 are not inter-conditional.

                                Yours faithfully,

                              GARO H. ARMEN, Ph.D.
                                    Chairman

                                    PART II

                       FINANCIAL INFORMATION ON THE ASSETS

The financial information contained in this Part II represents financial information in respect of Sonata and Skelaxin in the Territory in respect of the periods stated herein.

Elan acquired Skelaxin with the acquisition of GWC Health, Inc. on 29 May, 1998 and the financial performance of Skelaxin is included in Elan's financial statements from that date. Elan entered into a distribution and co-promotion, development and supply alliance with the Wyeth parties for Sonata on 19 December, 2001 and the financial performance of Sonata is included in Elan's financial statements from that date. No audited standalone financial information for Sonata is available for the pre-acquisition period (being the years ended 31 December, 1999 and 2000 and the period from 1 January, 2001 to 19 December,
2001).

Sonata and Skelaxin are promoted by Elan's US primary care sales team. The US primary care sales team also promoted other products in the periods covered by the financial information herein, including Zanaflex and Cutivate. The primary care sales team ceased promoting Zanaflex in July, 2002 and Cutivate in December, 2002. The selling, marketing and medical expenses presented in this
Part II include an allocation of the total costs of the primary care sales team to Sonata and Skelaxin, based on sales team effort. As disclosed in note (a) of section 2 below, management estimates that US$19.4 million of cost related to the primary care sales team in 2002 was allocated to products other than Skelaxin and Sonata. The entire primary care sales team are expected to transfer employment to King upon Closing.

Elan Pharmaceuticals, which is the holding company for the Skelaxin rights owned by Elan, and Elan International, which is the holding company for the Sonata rights owned by Elan, are each the holding companies for a sizeable portfolio of pharmaceutical products, including Maxipime(TM), Azactam(TM), Zonegran(TM), Myobloc(TM), Frova(TM) and other pain management products. Accordingly, certain general and administrative expenses incurred by Elan Pharmaceuticals and Elan International cannot be directly apportioned to Sonata and Skelaxin, nor can any allocation of corporate overhead, interest or tax be made.

(1) Basis of Preparation

Financial information in respect of the Assets set out in this Part II has been extracted, without material adjustment, from schedules compiled for the purposes of preparing the published, audited consolidated annual financial statements of Elan for each of the years ended 31 December, 1999, 2000 and 2001 and from schedules compiled for the purposes of preparing the reported, unaudited consolidated preliminary results of Elan for the year ended 31 December, 2002.

The financial information presented does not represent statutory accounts as defined by section 19 of the Companies Act, 1986.

(2) Statement of Net Revenues and Gross Profit


                                                       Audited           Audited          Audited         Unaudited
                                                    Year ended        Year ended       Year ended        Year ended
                                                   31 December                31               31                31
                                                          1999          December         December          December
                                                                            2000             2001              2002
                                                            $m                $m               $m                $m
--------------------------------------------------------------------------------------------------------------------
Combined Sonata and Skelaxin
Net revenue                                               54.8              81.5            120.2             237.9
Cost of sales                                             14.9              18.9             23.3              42.0
Gross profit                                              39.9              62.6             96.9             195.9
Selling, marketing and medical expenses (a)               15.7              21.8             41.4              98.8
Amortisation of intangible asset                           2.9               2.9              3.2              16.8

Skelaxin
Net revenue                                               54.8              81.5            117.9             145.4
Cost of sales                                             14.9              18.9             23.0              27.8
Gross profit                                              39.9              62.6             94.9             117.6
Selling, marketing and medical expenses (a)               15.7              21.8             41.4              50.0
Amortisation of intangible asset                           2.9               2.9              2.9               2.9

Sonata (b)
Net revenue                                                n/a               n/a              2.3              92.5
Cost of sales                                              n/a               n/a              0.3              14.2
Gross profit                                               n/a               n/a              2.0              78.3
Selling, marketing and medical expenses (a)                n/a               n/a               --              48.8
Amortisation of intangible asset                           n/a               n/a              0.3              13.9


Notes

(a) Represents management estimates of selling, marketing and medical expenses in relation to Skelaxin and Sonata. Following the genericisation of Zanaflex in July, 2002 and the return of the rights to Cutivate to GlaxoSmithKline plc in December, 2002, the sales team are currently exclusively focused on marketing Skelaxin and Sonata. For the year ended 31 December, 2002, management estimate that costs related to the primary care sales team but not allocated to Skelaxin or Sonata amounted to US$19.4 million. The entire primary care sales team are expected to transfer employment to King upon Closing.
(b) Elan entered into a distribution and co-promotion, development and supply alliance with the Wyeth parties in respect of Sonata on 19 December, 2001. Accordingly, there are no amounts included for Sonata for the years ended 31 December, 1999 or 2000 or the pre-acquisition period up to 19 December, 2001.


(3) Statement of Assets to be Sold

                                                                                                           Unaudited
                                                          As at             As at            As at             as at
                                                    31 December       31 December      31 December       31 December
                                                           1999              2000             2001              2002
                                                           US$m              US$m             US$m              US$m
--------------------------------------------- ------------------ ----------------- ---------------- -----------------
Sonata and Skelaxin (a)
Intangible assets (b)                                   39.3               36.4              85.9            196.1
Inventory                                               15.3               31.7              37.7             40.7
Fixed assets (leased cars)                               2.3                2.1               2.3              6.2
Capital lease liabilities                               (2.3)              (2.1)             (2.3)            (6.0)
Product payments (c)                                     n/a                n/a             (52.2)           (61.7)
                                                        ---                ----             -----            -----
Total assets to be sold                                 54.6               68.1              71.4            175.3
                                                        ====               ====             =====            =====


Notes

(a) Elan entered into a distribution and co-promotion, development and supply alliance with the Wyeth parties in respect of Sonata on 19 December, 2001. Accordingly, there are no assets or liabilities relating to Sonata at 31 December, 1999 or 2000, and amounts stated above on these dates relate to Skelaxin only.
(b) Under Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), when a portion of a reporting unit that constitutes a business is to be disposed of, a portion of the goodwill associated with that business must be included in determining the gain or loss on disposal. The amount of such goodwill is based on the relative fair values of the assets to be disposed of and the portion of the reporting unit that will be retained. Management estimates the amount of this goodwill to be approximately US$54.6 million. This estimated amount is not reflected in the intangible assets disclosed above.
(c) This represents accrued product payments owed to the Wyeth parties. At 31 December, 2002 the accrual comprises US$20 million which was paid by Elan to Wyeth in January, 2003 pursuant to its existing contractual arrangements, and US$41.7 million which is expected to form part of the product related payments that the King parties will assume on Closing . The future contingent and optional product payments relating to Sonata amounted to US$231.2 million at 31 December, 2002. In order to comply with US GAAP, these amounts are not included on Elan's US GAAP balance sheet as the related contingency had not been resolved at 31 December, 2002.

                                    PART III

                         PRO FORMA FINANCIAL INFORMATION

The unaudited pro forma financial information of the Group set out below has been prepared to illustrate the impact of the Disposal and the acquisition of certain royalty rights from Pharma Operating (see section 7(b) of Part I of this document for further details) on the net assets of the Group, as shown in its unaudited consolidated balance sheet prepared in accordance with US GAAP, as at 31 December, 2002 (being the date to which the Group's last reported financial statements, being the results in respect of the twelve months ended 31 December, 2002, relate) as if the Disposal had taken place as at that date. This statement is prepared for illustrative purposes only and, because of its nature, may not give a true picture of the financial position of the Continuing Group following the Disposal.


                                                                       Pro Forma Adjustments
                                                           ---------------------------------------------
                                              Elan Group                    Acquisition
                                                as at                        of Certain                     Pro Forma
                                             31 December,    Disposal      Royalty Rights                  Total as at
                                                 2002         of the        from Pharma       Payments     31 December,
                                              Unaudited       Assets         Operating        to Wyeth         2002
                                                 US$m          US$m             US$m            US$m           US$m
------------------------------------------------------------------------------------------------------------------------
                                                             Note (2)         Note (3)        Note (4)
Assets
Current assets
Cash and cash equivalents                       1,005.0       621.2(a)        (225.0)            (30.0)      1,371.2
Marketable investment securities                  370.4                                                        370.4
Other current assets                              314.1       (40.7)(b)                                        273.4
                                                -------      ------           -------            ------      -------
                                                1,689.5       580.5           (225.0)            (30.0)      2,015.0
                                                                                                 ------
Intangible assets                               1,434.5      (196.1)(c)                                      1,238.4
Property, plant and equipment                     442.2        (6.2)(d)                                        436.0
Investment and marketable investment              273.6                                                        273.6
    securities                                  -------      ------           -------            ------      -------
Total assets                                    3,839.8       378.2           (225.0)            (30.0)      3,963.0
                                                =======      ======           =======            ======      =======
Liabilities and Shareholders' Equity
Shareholders' equity                              874.8       425.9(e)        (225.0)            (10.0)      1,065.7
Accounts payable and accrued liabilities          494.2        (6.0)(f)                                        488.2
Deferred income                                   258.2                                                        258.2
Investment provision - EPIL II and III            543.1                                                        543.1
Provision for product payments                    227.2       (41.7)(g)                           (20.0)       165.5
7.25% senior notes due 2008                       650.0                                                        650.0
3.25% zero coupon subordinated
    exchangeable notes due 2018                   792.3                                                        792.3
                                                -------      ------           -------            ------      -------
Total liabilities and shareholders' equity      3,839.8       378.2           (225.0)            (30.0)      3,963.0
                                                =======      ======           =======            ======      =======


Notes:

(1) The unaudited consolidated balance sheet of Elan Corporation, plc has been extracted, without material adjustment, from the unaudited consolidated preliminary results of Elan in respect of the twelve months ended 31 December, 2002 (being the latest period in respect of which Group financial information has been reported).
(2) The information regarding the assets and liabilities of the Assets has been extracted from schedules compiled for the purposes of preparing the reported unaudited consolidated preliminary results of Elan at 31 December, 2002. The pro forma adjustments in respect of the Disposal comprise the following:
     (a) this represents the net cash pre-tax proceeds to be received by Elan on Closing of US$649.2 million (comprising purchase consideration of US$608.5 million (assuming the Closing occurs on 30 March, 2003) plus US$40.7 million for the value of on-hand Skelaxin and Sonata inventory (based on the valuation at 31 December, 2002), less a final payment of US$20.0 million payable by Elan to Wyeth on Closing, less estimated Disposal expenses of US$8.0 million);
     (b) this represents the estimated value of inventory of Sonata and Skelaxin to be acquired by King (based on the carrying value at 31 December, 2002);
     (c) this represents the disposal of the intangible assets (based on the carrying value at 31 December, 2002) relating to Sonata and Skelaxin of US$165.5 million and US$30.6 million, respectively. It excludes amounts referred to in (5) below.
     (d) this represents the net book value of the tangible fixed assets (based on the valuation at 31 December, 2002), principally the leased car, to be acquired by King;
     (e) this amount represents the pre-tax profit arising on the Disposal. It excludes amounts referred to in (5) below;
     (f) this represents the elimination of the capital lease liability (based on the carrying value at 31 December, 2002) in respect of the leased cars;
     (g) this represents the elimination of the accrued product payments of US$41.7 million owed to Wyeth at 31 December, 2002 which are expected to form part of the product related payments that the King parties will assume at the Closing. The remaining future contingent and optional product payments relating to Sonata amounted to US$231.2 million at 31 December, 2002. In order to comply with US GAAP, these are not accrued on Elan's balance sheet as the related contingency has not been resolved at 31 December, 2002;
(3) This represents the estimated payment of US$225.0 million due to Pharma Operating on the Closing. Further details are set out in section 7(b) of
     Part I of this document.
(4) This represents payments made by Elan to Wyeth post 31 December, 2002 pursuant to contractual arrangements between Elan and Wyeth which will reamin in force until Closing.
(5) Under SFAS No.142, "Goodwill and Other Intangible Assets", when a portion of a reporting unit that constitutes a business is to be disposed of, a portion of the goodwill associated with that business must be included in determining the gain or loss on disposal. The amount of such goodwill is based on the relative fair values of the assets to be disposed of and the portion of the reporting unit that will be retained. Management estimates the amount of this goodwill to be approximately US$54.6 million. This estimated amount is not reflected in the intangible assets or pre-tax profit figures disclosed in note (2)(c) and 2(e), respectively above.
(6) Save as disclosed above, no adjustments have been made to reflect trading or any other transactions or events since 31 December, 2002.

The following is a copy of the report by KPMG, Chartered Accountants, to the Directors of Elan Corporation, plc, Morgan Stanley and Davy Stockbrokers on the pro forma financial information.


Chartered Accountants

1 Stokes Place
St. Stephen's Green
Dublin 2
Ireland

24 February, 2003

The Directors,
Elan Corporation, plc,
Lincoln House,
Lincoln Place,
Dublin 2,
Ireland.

The Directors,
Davy Stockbrokers,
Davy House,
49 Dawson Street,
Dublin 2,
Ireland.

The Directors,
Morgan Stanley & Co. Limited,
25 Cabot Square,
Canary Wharf,
London E14 4QA,
United Kingdom.

Dear Sirs,

Elan Corporation, plc

We report on the pro forma financial information set out in Part III of the Elan Corporation, plc circular to shareholders dated 24 February, 2003 ("the Circular"). The pro forma financial information has been prepared, for illustrative purposes only, to provide information about how the disposal of certain commercial rights to Sonata and Skelaxin and certain associated assets ("the Assets") and the acquisition of certain royalty rights from Pharma Operating might have affected the unaudited consolidated net assets of Elan Corporation, plc, prepared in accordance with US generally accepted accounting principles, as at 31 December, 2002.

Respective Responsibilities of the Directors and the Reporting Accountants

It is the responsibility solely of the Directors of Elan Corporation, plc to prepare the pro forma financial information in accordance with paragraph 12.29 of the Listing Rules of The Irish Stock Exchange Limited and the Listing Rules of the UK Listing Authority ("the Listing Rules").

It is our responsibility to form an opinion, as required by the Listing Rules, on the pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom those reports were addressed by us at the date of their issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board. Our work, which involved no independent examination of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the directors of Elan Corporation, plc.

Opinion

In our opinion:

(a) the pro forma financial information has been properly compiled on the basis of preparation set out therein;

(b) such basis is consistent with the accounting policies of Elan Corporation, plc; and

(c) the adjustments are appropriate for the purposes of the pro forma financial information as disclosed pursuant to paragraph 12.29 of the Listing Rules.


                                Yours faithfully


                                      KPMG

                              Chartered Accountants

                                    PART IV

                      SUMMARY OF THE TRANSACTION AGREEMENTS

The following is a summary of the principal provisions of the Asset Purchase Agreement and the Master Agreement. The definitive versions of these agreements are available for inspection as set out in section 9 of Part V of this document.

Asset Purchase Agreement

Purchase Price

The purchase price payable under the Asset Purchase Agreement will be approximately US$608 million, assuming the Closing occurs on 30 March, 2003. In addition, at the Closing the King parties will pay to the Elan parties an amount equal to the estimated value of the inventory of Skelaxin and Sonata owned by the Elan parties as of the Closing Date. The inventory value payment described above is subject to a post-Closing adjustment based on the actual value of inventory of Skelaxin and Sonata owned by the Elan parties as of the Closing Date, to the extent that such amount has a value greater or lesser than the Closing Date estimate.

The King parties will be required to pay US$55 million to Wyeth as consideration for the acquisition of the assets relating to Sonata which Wyeth owns. The King parties will also be required to place approximately US$187 million (assuming that the Closing occurs on 30 March, 2003) in escrow for the benefit of Wyeth as a condition to Elan International's assignment of the supply agreement relating to Sonata to the King parties, who will assume all of Elan International's obligations thereunder.

If the Closing takes place after 30 March, 2003, the Elan parties may be required to make payments to the Wyeth parties, pursuant to the Elan parties' existing contractual arrangements with the Wyeth parties which remain in force until Closing. However, the amount of the net cash consideration payment due to the Elan parties under the Asset Purchase Agreement will in turn be increased by the amount of any such payments, such that the net cash payment to be received by the Elan parties from the King parties in respect of the Disposal, less payments made by the Elan parties to the Wyeth parties pursuant to the Elan parties' existing contractual arrangements, will remain at approximately US$608 million (excluding the estimated US$41 million payment in respect of inventory).

Transferred Assets

The Asset Purchase Agreement contemplates the sale of the Elan parties' Rights in the Territory to the King parties. The Elan parties will retain their rights to Skelaxin outside of the Territory. With respect to Skelaxin, transferred assets include rights under assumed contracts related to Skelaxin, marketing materials, books and records, inventory, patent rights, product registrations, copyrights, trademarks, governmental permits and know-how owned by the Elan parties, as well as all the Elan parties' rights in any litigations asserting infringement of the Skelaxin patent rights to be transferred to the King parties. With respect to Sonata, the transferred assets include rights under assumed contracts relating to Sonata, marketing materials, books and records, inventory and copyrights owned by the Elan parties. The transferred assets also include certain tangible personal property and certain leases for personal property.

The Elan parties' co-promotion and distribution arrangement with Wyeth with respect to Sonata will be terminated upon the Closing by the parties thereto. Under the terms of the Asset Purchase Agreement, the King parties are required to make offers of employment to the US primary care sales force and management personnel and internal Elan personnel dedicated to Elan's Skelaxin and Sonata businesses.

Subject to certain exceptions, the Elan parties will retain all liabilities which arose out of the operation of the Rights prior to the Closing and the King parties will assume all liabilities arising out of the operation of the Rights on or after the Closing.

Representations and Warranties

The Asset Purchase Agreement contains customary representations and warranties regarding the Skelaxin Rights, certain personal property used in connection with the Assets, the sales force and, to a more limited extent, the Sonata Rights, which are customary for transactions of this size and type in the pharmaceuticals industry.

Covenants

The Asset Purchase Agreement contains covenants relating, among other things, to the following:

     o the Elan parties preservation of the assets and operation of the Rights in the ordinary course of business prior to the Closing, including certain limitations on sales of Skelaxin and Sonata;

     o both parties' use of commercially reasonable efforts to take all steps necessary to effect the consummation of the transactions contemplated by the Asset Purchase Agreement, the Master Agreement and certain related arrangements and co-operation with each other to obtain required regulatory approvals (including filings under the US Hart-Scott-Rodino Antitrust Improvements Act of 1976);

     o the Elan parties will undertake certain other actions under the Master Agreement and certain related agreements to facilitate the disposition;

     o the Elan parties' provision of reasonable access to the Assets to the King parties prior to the Closing Date;

     o both parties maintenance of confidential information, both before and after the Closing Date;

     o the King parties' use of Elan's corporate names and labelling after the Closing Date;

     o allocation of responsibility between the Elan parties and the King parties with respect to product returns, rebates and chargebacks;

     o    certain employee and benefits matters;

     o non-competition by Elan and its subsidiaries with respect to Skelaxin and Sonata, certain product improvements and/or line extensions of Skelaxin (including modified release formulations of Skelaxin) and Sonata and their generic equivalents for a period of three years after the Closing Date and non-solicitation by the Elan parties of any employees hired by the King parties pursuant to the Asset Purchase Agreement for a period of two years following the Closing Date;

     o the substitution of the King parties for the Elan parties as plaintiff in certain patent litigations related to Skelaxin;

     o the delivery by the Elan parties to the King parties of audited financial statements with respect to the Assets within 60 days following the Closing Date, in the event such statements are required to be filed by the King parties under US federal securities laws;

     o non-solicitation by the Elan parties of third party proposals to acquire any part of the Assets and non-withdrawal or modification of the Elan parties' governing bodies' approval or recommendation of the transactions described herein and no approval by the Elan parties' governing bodies of any third party proposal to acquire any part of the Assets, subject to the exercise by the Elan parties of their fiduciary duties as required under applicable law;

     o the assignment to the King parties of the Elan parties' rights and obligations under the Sonata supply agreement, the assignment to the King parties of the Elan parties' rights to indemnity from Wyeth under the Master Agreement and the termination of the distribution and co-promotion agreement between Elan and Wyeth;

     o the Elan parties' agreements to take all necessary actions to make effective the transactions contemplated by the Pharma Marketing settlement;

     o agreements between the parties relating to the licensing of, and other aspects of the commercialisation of, Skelaxin outside of the Territory and the development of certain new formulations of Skelaxin; and

     o the allocation of certain costs under the Sonata supply agreement incurred prior to the Closing.

Closing Conditions

The obligations of the Elan parties and the King parties to consummate the Disposal are subject to the following conditions:

     o the other party's representations and warranties under the Asset Purchase Agreement and certain related agreements being true in all material respects as of the Closing Date and the other party's agreements or covenants to be performed on or prior to the Closing Date being performed in all material respects;

     o no governmental authority shall have instituted or threatened an order prohibiting the Disposal or the related transactions;

     o both parties shall have received all required governmental consents to the Disposal (including clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976) and, with respect to the King parties' obligations to consummate the Disposal, the Elan parties shall have received certain third party consents to the Disposal;

     o there shall have occurred no "material adverse effect" with respect to the other party which is defined generally as a material adverse effect on the business, assets, results of operations or financial condition of the Assets (in the case of the Elan parties) or the King parties (in the case of the King Parties), taken as a whole, or on the ability of the other parties' ability to perform their obligations under the Asset Purchase Agreement and certain related agreements or to consummate the Disposal;

     o    Elan's shareholders shall have approved the Disposal;

     o the execution and delivery of certain agreements between the King parties and Wyeth;

     o with respect to the Elan parties obligations to consummate the Disposal, the assignment of the Sonata supply agreement to the King parties; and

     o with respect to the King parties' obligations to consummate the Disposal, there not having been rendered an opinion in certain patent litigations relating to Skelaxin to which the Elan parties are or may become a party granting summary judgement adverse to the Elan parties on certain specified grounds.

Termination and Termination Fee

Either party may terminate the Asset Purchase Agreement and choose not to consummate the Disposal:

     o    by mutual written agreement;

     o if the Closing shall not have occurred by 31 July, 2003; provided, however, that the right to terminate the Asset Purchase Agreement will not be available to a party if the failure of such party to perform in all material respects an obligation under the Asset Purchase Agreement or a related agreement results in the failure of the Closing to occur by such date;

     o if there is any law or non-appealable governmental order which prohibits the Disposal;

     o if the other party has breached any material obligations under the Asset Purchase Agreement and has failed to cure such breach, if curable, within 30 days (or, if incurable, the non-breaching party may terminate immediately); or

     o if the approval of Elan's Shareholders of the Disposal has not been obtained at the EGM.

In addition, the King parties may terminate the Asset Purchase Agreement and choose not to consummate the Disposal if Elan's board of directors withdraws its recommendation of the Disposal or approves or recommends another third party proposal to acquire any part of the Assets or fails to publicly reaffirm its recommendation of the Disposal within five business days after the King parties so request or if the Elan parties materially breach their covenant with respect to not soliciting third party offers, their governing bodies not withdrawing or modifying their recommendation of the Disposal or their governing bodies not approving, or recommending, or accepting any other third party proposal to acquire any part of the Rights.

In the event that the Asset Purchase Agreement is terminated:

     o by either the Elan parties or the King parties if the Closing has not occurred by 31 July, 2003 (but only if the meeting of the shareholders of Elan has not been held) and at or prior to such termination any of the Elan parties has received a superior proposal or a proposal that could reasonably be expected to lead to a superior proposal (or another party has announced its intention to make a superior proposal or a proposal that could reasonably be expected to lead to a superior proposal); or

     o by the King parties if the Elan parties breach any of their material obligations under the Asset Purchase Agreement (and such breaches are not cured within 30 days, if curable) or the Elan parties materially breach their covenant with respect to not soliciting third party offers, their governing bodies not withdrawing or modifying their recommendation of the Disposal or their governing bodies not approving, or recommending, or accepting any other third party proposal to acquire any part of the Assets; or

     o by either the Elan parties or the King parties if Elan's shareholders do not approve the transactions;

and within twelve months thereafter the Elan parties enter into a definitive agreement with a third party unaffiliated with the King parties to sell at least 50% of the Assets, then the Elan parties will pay the King parties a fee in the amount of US$31.5 million upon the execution of such definitive agreement. In addition, the Elan parties will pay the King parties a fee in the amount of US$31.5 million in the event that Elan's board of directors withdraws or modifies its recommendation of the Disposal or approves or recommends any third party proposal to acquire any part of the Assets or fails to publicly reaffirm its recommendation of the Disposal within five business days after the King parties so request.

Indemnification

Generally, each party will indemnify the other for damages suffered as a result of the indemnifying party's breaches of covenants, representations and warranties in the Asset Purchase Agreement or certain related agreements. In addition, the Elan parties will indemnify the King parties for damages arising out of the liabilities retained by the Elan parties and the King parties will indemnify the Elan parties for damages arising out of liabilities assumed by the King parties. The Elan parties' indemnity obligations are principally related to the Skelaxin Rights. The Elan parties will assign to the King parties their rights to indemnity from Wyeth relating to the Sonata Rights under the Master Agreement. As such, the King parties will have a direct claim on Wyeth as a result of any breaches of representations, warranties or covenants by Wyeth (including with respect to Sonata) under the Master Agreement.

Indemnification rights arising out of breaches of representations, warranties and pre-Closing covenants and agreements generally expire one year after the Closing Date, except certain representations and warranties relating to intellectual property which expire three years after the Closing Date. Indemnification rights arising out of breaches of covenants to be performed after the Closing Date and out of assumed or retained liabilities survive in perpetuity.

Generally, neither party shall be liable for indemnification arising out of breaches of representations or warranties or, if the Closing occurs, covenants or agreements to be performed at or prior to the Closing, for:

     o    any individual claim less than US$100,000;

     o any claims until the aggregate of such claims exceed US$5 million and then only damages in excess of such amount; and

     o    any claims in the aggregate in excess of US$50 million.

Related Agreements

The parties propose to enter into a number of related documents customary for transactions of this type. These include patent, trademark and domain name assignments, assignments of existing supply arrangements for Skelaxin and Sonata and zaleplon and necessary bills of sale. Additionally, Elan

International will, under an agreement reached with the Wyeth parties, and pursuant to the terms and conditions of a reformulation agreement with the King parties, develop reformulated Sonata products using zaleplon in a manner suitable for administration to humans. Elan International will retain the option to obtain all of Wyeth's right, title and interest in such reformulated products in the Territory. The King parties will have the right to cause Elan International to exercise such option upon which the King parties may acquire by license or assignment Elan International's rights to such reformulated products in the Territory.

Master Agreement

Wyeth Approval Process

Wyeth has agreed to act in good faith and to use commercially reasonable efforts to take all reasonable actions reasonably necessary under the Master Agreement to consummate the disposition of Sonata with a proposed acquiror to be approved by Wyeth under terms acceptable to Wyeth, including obtaining all material governmental and third party consents. Elan shall reimburse Wyeth for its reasonable costs in connection with obtaining such consents. Without Elan's consent, Wyeth shall not have any substantial negotiations or enter into any agreement with any potential acquiror with respect to the disposition of Sonata.

Wyeth has consented to the disposition of Sonata to King, subject to compliance with certain specified terms.

Actions in Connection with the Closing

Wyeth and Elan International have agreed to terminate their existing distribution and co-promotion arrangements on the Closing Date and Wyeth has agreed to transfer certain assets related to Sonata to the King parties on the Closing Date. From the date of the Master Agreement to the Closing Date, Wyeth has agreed to perform certain covenants set forth in the distribution and co-promotion arrangements by and between Wyeth and Elan relating to Sonata. Wyeth has also agreed to use its commercially reasonable efforts to co-operate in obtaining an audit of the financial statements with respect to Sonata.

Elan International has agreed to pay Wyeth US$20 million on the Closing Date in respect of Wyeth's efforts in marketing and promoting Sonata to the psychiatrist market for the year 2003. In the event that the Closing does not occur on or prior to 31 March, 2003, this payment will bear interest at a rate of 2% per annum beginning on 1 April, 2003.

Representations and Warranties

The Master Agreement contains a number of customary representations and warranties. In addition, the Master Agreement contains a number of representations and warranties regarding Sonata, including with respect to title, intellectual property, compliance with laws and litigation. On a date not less than five business days prior to the Closing Date, Wyeth may update their representations and warranties with respect to any matter that occurs after the date of the Master Agreement and prior to the date that the representations and warranties are updated.

Wyeth Post-Closing Covenants

Other than with respect to over-the-counter products or animal health products, Wyeth covenants that from the Closing Date to 30 April, 2005:

     o it will not to grant any licenses to third parties to, directly or indirectly, use, distribute, market, sell or promote Sonata in the Territory;

     o it will not file any submission to the FDA or any other governmental authority, or conduct any clinical trials, with respect to Sonata in the Territory; and

     o in the Territory, it will not engage in certain research and development activities with respect to Sonata, seek governmental approval with respect to any line extensions for Sonata, or conduct any clinical trials with Sonata or zaleplon.

Indemnification

Elan and Elan International have agreed to indemnify Wyeth and its affiliates for breaches of their representations and warranties or covenants contained in the Master Agreement and for the manufacture, use, sale, marketing, promotion and distribution of Sonata products sold in the Territory from and after 1 December, 2001 to the Closing Date. Wyeth and its affiliates have agreed to indemnify Elan and Elan International for breaches of their representations and warranties or covenants contained in the Master Agreement and for the manufacture, use, sale, marketing, promotion and distribution of Sonata products sold in the Territory prior to 1 December, 2001.

Wyeth and its affiliates shall not be liable for indemnification arising out of breaches of representations or warranties for:

     o    any claims in the aggregate until such claims exceed US$5 million; and

     o    any claims in the aggregate in excess of US$50 million.

The representations and warranties of the parties to the Master Agreement shall survive for one year following the Closing Date. The Elan parties will assign their rights to indemnification from Wyeth to the King parties on the Closing Date.

Termination

The Master Agreement will terminate on 1 May, 2003 if the Closing has not occurred on or prior to that date. Elan has the option to extend the Master Agreement to 31 July, 2003.

                                     PART V

                             ADDITIONAL INFORMATION

1. Responsibility

The Directors of Elan, whose names appear on page 9, accept responsibility for all the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Directors' and Other Interests

(a)  Directors' Interests in the existing issued ordinary share capital of Elan

As at the close of business on 21 February, 2003 (being the latest practicable date prior to the publication of this document), the interests of the Directors (including any interests of their spouses or minor children) in the existing issued ordinary share capital of Elan, the existence of which is known to, or could with responsible diligence be ascertained by, the Directors, whether or not held through another party, which is notifiable as required to be disclosed pursuant to section 53 or section 64 of the Companies Act, 1990 and, as far as the Company and the Directors are aware, having made due and proper enquiry, the interests of any persons connected (within the meaning of section 26 of the Companies Act, 1990) with a Director, were as set out below:


                                                                   Number of                % of Existing Issued Ordinary
Name of Director                                                Ordinary Shares                        Shares
------------------------------------------------------ ---------------------------------- ----------------------------------
Garo H. Armen, Ph.D.                                                    170,000                         0.049
G. Kelly Martin                                                          57,500                         0.016
John Groom                                                              510,002                         0.146
Daniel P. Tully                                                         157,548                         0.045
Brendan E. Boushel                                                      838,698                         0.239
Laurence G. Crowley                                                          --                            --
William F. Daniel                                                        50,000                         0.014
Ann Maynard Gray                                                          3,500                         0.001
Alan R. Gillespie, Ph.D.                                                     --                            --
Kieran McGowan                                                            1,200                            --
Kevin M. McIntyre, M.D.                                                 179,356                         0.051
Kyran McLaughlin                                                             --                            --
Dennis J. Selkoe, M.D.                                                  163,175                         0.047
The Honourable Richard L. Thornburgh                                        200                            --


(b)  Directors' Interests in Options and Warrants over Ordinary Shares

As at the close of business on 21 February, 2003 (being the latest practicable date prior to the publication of this document), the interests of the Directors (including any interests of their spouses or minor children) in Options and Warrants over Ordinary Shares of Elan, the existence of which is known to, or could with responsible diligence be ascertained by, the Directors, whether or not held through another party, which is notifiable as required to be disclosed pursuant to section 53 or section 64 of the Companies Act, 1990 and, as far as the Company and the Directors are aware, having made due and proper enquiry, the interests of any persons connected (within the meaning of section 26 of the Companies Act, 1990) with a Director, were as set out below:


                                           Number of                             Option          Exercise           Exercise
                                     Ordinary Shares              Date of         Price            Period             Period
Name of Director                        under Option                Grant           US$              From                 To
-------------------------------- -------------------- -------------------- ------------- ----------------- ------------------
Garo H. Armen, Ph.D                           12,000          6 Jul, 1995         10.00       6 Jul, 1996        6 Jul, 2003
                                              10,000          5 Dec, 1997         26.94       5 Dec, 2000        4 Dec, 2005
                                              10,000         30 Apr, 1999         25.81      30 Apr, 2002       29 Apr, 2007
                                               5,000          2 Mar, 2001         54.85       2 Mar, 2003        1 Mar, 2011
                                             550,000         14 Nov, 2002          2.26       9 Jul, 2003       13 Nov, 2012

G. Kelly Martin                            1,000,000          6 Feb, 2003          3.85      31 Dec, 2003        5 Feb, 2013

John Groom                                   266,720          1 Jul, 1996         14.25       1 Jul, 1999       30 Jun, 2004
                                              50,000         24 Feb, 2000         37.19       1 Jan, 2002       23 Feb, 2010

Daniel P. Tully                               10,000         30 Apr, 1999         25.81      30 Apr, 2002       29 Apr, 2007
                                               5,000          2 Mar, 2001         54.85       2 Mar, 2003        1 Mar, 2011

Brendan E. Boushel                            12,000          6 Jul, 1995         10.00       6 Jul, 1996        6 Jul, 2003
                                              10,000          5 Dec, 1997         26.94       5 Dec, 2000        4 Dec, 2005
                                              10,000         30 Apr, 1999         25.81      30 Apr, 2002       29 Apr, 2007
                                               5,000          2 Mar, 2001         54.85       2 Mar, 2003        1 Mar, 2011

Lawrence G. Crowley                           12,000         30 Jun, 1996         14.31      30 Jun, 1997       30 Jun, 2004
                                              10,000          5 Dec, 1997         26.94       5 Dec, 2000        4 Dec, 2005
                                              10,000         30 Apr, 1999         25.81      30 Apr, 2002       29 Apr, 2007
                                               5,000          2 Mar, 2001         54.85       2 Mar, 2003        1 Mar, 2011

William F. Daniel                             21,000         18 Oct, 1995          9.63      18 Oct, 1988       18 Oct, 2003
                                              40,000          4 Dec, 1998         32.69       3 Dec, 2001        2 Dec, 2008
                                              40,000          8 Nov, 1999         24.00       7 Nov, 2001        7 Nov, 2009
                                              35,000         24 Feb, 2000         37.19       1 Jan, 2002        3 Feb, 2010
                                              25,000          2 Mar, 2001         54.85       1 Jan, 2002        1 Mar, 2011
                                              30,000          1 Mar, 2002         14.07       1 Jan, 2003       29 Feb, 2012
                                             150,000         19 Aug, 2002          2.11      20 Feb, 2003       19 Aug, 2012

Ann Maynard Gray                               5,000          2 Mar, 2001         54.85       2 Mar, 2001        1 Mar, 2011

Alan R. Gillespie, Ph.D                       12,000         30 Jun, 1996         14.31      30 Jun, 1997       30 Jun, 2004
                                              10,000          5 Dec, 1997         26.94       5 Dec, 2000          Dec, 2005
                                              10,000         30 Apr, 1999         25.81      30 Apr, 2002       29 Apr, 2007
                                               5,000          2 Mar, 2001         54.85       2 Mar, 2003        1 Mar, 2011

Kieran McGowan                                10,000         30 Apr, 1999         25.81      30 Apr, 2002       29 Apr, 2007
                                               5,000          2 Mar, 2001         54.85       2 Mar, 2003        1 Mar, 2011

Kevin M. McIntyre, M.D.                       12,000          6 Jul, 1995         10.00       6 Jul, 1996        6 Jul, 2003
                                              10,000          5 Dec, 1997         26.94       5 Dec, 2000        4 Dec, 2005
                                              10,000         30 Apr, 1999         25.81      30 Apr, 2002       29 Apr, 2007
                                               5,000          2 Mar, 2001         54.85       2 Mar, 2003        1 Mar, 2011

Kyran McLaughlin                              10,000         30 Apr, 1999         25.81      30 Apr, 2002       29 Apr, 2007
                                               5,000          2 Mar, 2001         54.85       2 Mar, 2003        1 Mar, 2011

Denis J. Selkoe, M.D.                         23,648         12 Jul, 1994          7.62       1 Jul, 1989      11 July, 2005
                                              60,000          1 Jul, 1996         14.25       1 Jul, 1999       30 Jun, 2004
                                              10,000          5 Dec, 1997         26.94       5 Dec, 2000        4 Dec, 2005
                                              10,000         30 Apr, 1999         25.81      30 Apr, 2002       29 Apr, 2007
                                               5,000          2 Mar, 2001         54.85       2 Mar, 2003        1 Mar, 2011

The Honourable Richard L.                     12,000         30 Jun, 1996         14.31      30 Jun, 1997       30 Jun, 2004
Thornburgh                                    10,000          5 Dec, 1997         26.94       5 Dec, 2000        4 Dec, 2005
                                              10,000         30 Apr, 1999         25.81      30 Apr, 2002       29 Apr, 2007
                                               5,000          2 Mar, 2001         54.85       2 Mar, 2003        1 Mar, 2011


Save as set out in paragraphs (a) and (b) above, no Director has any interest, whether beneficial or non-beneficial, in the existing issued ordinary share capital of the Company or of any of its subsidiaries.

(c) Directors' Interests in Transactions

As at 31 December, 2002, the Company had invested a total of US$14.9 million in Antigenics Inc., a biotechnology company whose chairman and chief executive officer, Dr. Garo H. Armen, is a Director and Chairman of Elan. Elan's shareholding in Antigenics is approximately 2.8% of the outstanding capital of Antigenics as at 21 February, 2003 (being the latest practicable date prior to the publication of this document).

Save as disclosed above, none of the Directors has or has had any interest, direct or indirect, in any transaction which is or was unusual in its nature or conditions or significant in relation to the business of the Group and which were effected by the Company or any of is subsidiaries or associated undertakings during the current or immediately preceding financial year or during an earlier financial year and which remain in any respect outstanding or unperformed.

(d) Directors' Service Contracts

Save as set out below, there are no existing or proposed directors' service contracts (as defined in the Listing Rules) between any member of the Group and any Director, nor are there any equivalent arrangements regulating the terms and conditions of their employment.

(i) On 12 February, 2002, Elan entered into a consultancy agreement with Mr. John Groom, a director of Elan, whereby Mr. Groom agreed to provide certain consultancy services to be agreed from time to time with Mr. Groom at a rate of US$200,000 per annum, together with reimbursement of properly incurred out of pocket expenses. The consultancy agreement is expressed to continue until Mr. Groom has reached the age of 70 years (being a period of approximately 5 years from the date of publication of this document).

(ii) On 7 January, 2003, Elan and Elan Pharmaceuticals entered into an agreement with Mr. G. Kelly Martin such that Mr. Martin was appointed President and Chief Executive Officer of Elan effective 3 February, 2003. Mr. Martin's annual salary under the agreement is US$798,000 and he is eligible for an annual bonus in a target amount equal to this amount depending on the achievement of established performance goals. Mr. Martin has been granted an initial option, under the existing Share Option Schemes, to purchase 1,000,000 Ordinary Shares with an exercise price equal to the fair market value of the shares on the date of the grant and vesting in three equal instalments on 31 December, 2003, 2004 and 2005. It is anticipated that Elan will grant an additional option to Mr. Martin to purchase 1,000,000 Ordinary Shares, under the existing Share Option Schemes, vesting on the same basis and dates as the initial option grant, following Elan's 2003 Annual General Meeting. Commencing in 2004, he will be considered for additional option grants during the term of the agreement consistent with Elan's annual option grant practices. The agreement continues until 31 December, 2005 and can be extended for a further year on each anniversary of that date thereafter unless 90 days notice is given by Elan or Mr. Martin prior to the applicable anniversary date. Mr. Martin shall be eligible to participate in the pension, medical, disability and life insurance plans applicable to senior executives of Elan in accordance with the terms of such plans. Mr. Martin may also receive financial planning, and tax support and advice from the provider of his choice at a reasonable and customary annual cost.

     If Mr. Martin's employment is involuntarily terminated (other than for cause or disability) or Mr. Martin leaves for good reason, Elan will continue to pay his salary and target bonus for the following two years and his outstanding options will immediately accelerate and remain outstanding for two years. Good reason is defined in the agreement as (a) a breach by the Company of a material obligation under the agreement including, without limitation, a material diminution in Mr. Martin's title, duties, responsibilities or authority without his consent, (b) failure to provide Mr. Martin with an annual cash bonus and additional option grants in accordance with the Company's compensation guidelines for executive officers at a level appropriate to his performance, or (c) the failure to nominate him for membership on the Board during the term of the agreement. If, during the first two years of the term of the agreement, Elan undergoes a change in control and Mr. Martin is involuntarily terminated, then Mr. Martin will receive the benefits outlined in the preceding sentence together with a cash payment representing the hypothetical value of any ungranted options together with a lump sum cash payment of US$5 million if the change of control occurs in the first year of the term, and US$3 million if it occurs in the second year of the term.

(iii) On July 1, 1986, Athena Neurosciences, Inc. entered into a consultancy agreement with Dr. Dennis Selkoe, a Director of Elan, whereby Dr. Selkoe agreed to provide certain consultancy services in the field of Alzheimer's disease for a fee to be fixed annually, together with the reimbursement for all reasonable travel and other expenses incurred. The fee paid to Dr. Selkoe in 2002 in respect of this agreement was US$50,000. The consultancy agreement renews automatically, unless notice of termination is provided 60 days prior to the anniversary date. No such notice has been provided.

     On April 1, 2002, Elan Pharmaceuticals entered into a consultancy agreement with Dr. Dennis Selkoe whereby Dr. Selkoe agreed to provide services including services in the field of immunological approaches to the treatment of Alzheimer's disease for a period of one year for a fee not to exceed $12,000.

3. Substantial Shareholders

In so far as is known to the Company, the following persons (other than Directors) were, directly or indirectly, interested in 3% or more of the existing issued share capital of the Company as at 21 February, 2003 (being the latest practicable date prior to the publication of this document):


                                                                    Number of            % of Existing Issued
                                                                 Ordinary Shares            Ordinary Shares
Capital Research and Management Company                             41,144,200                   11.7


4. Material Contracts

(a) Save as set out below, no contracts (other than contracts entered into in the ordinary course of business) have been entered into by members of the Continuing Group within the two years immediately preceding the date of this document that are or may be material and there are no contracts (other than contracts entered into in the ordinary course of business) which contain any provision under which any member of the Continuing Group has any obligation or entitlement which is or may be material to the Continuing Group at the date of this document.

     (i) Asset Purchase Agreement, details of which are summarised in Part IV of this document.

     (ii) Master Agreement, details of which are summarised in Part IV of this document.

     (iii) On or about 16 January, 2003, Pharma Operating filed a lawsuit in the Supreme Court of the State of New York against Elan, Elan International and Axogen in connection with the risk-sharing arrangement between the parties pursuant to which Pharma Operating acquired royalty rights to Sonata. The lawsuit sought, among other things, a court determination that Pharma Operating's approval would be required in the event of a sale by Elan of its interest in Sonata to a third party.

          On 29 January, 2003, the parties entered into a settlement agreement, pursuant to which Pharma Operating consented to the sale of Sonata, subject to the condition that on the closing of the sale of Sonata, Elan International and Axogen pay Pharma Operating US$225 million, less royalty payments on all related products paid or due to Pharma Operating from 1 January, 2003 to the closing of the sale, to acquire Pharma Operating's royalty rights with respect to Sonata and Prialt.

          In addition, Elan will have the option (exercisable at its discretion) to purchase Pharma Operating's royalty rights to the Zonegran(TM), Frova(TM) and Zanaflex products until 3 January, 2005, an extension from the earlier date of 30 June, 2003. The purchase option price was reduced to US$110 million, plus 15% per annum from the earlier date of the closing of the Sonata sale or 1 July, 2003, less royalty payments made for periods after the closing of the Sonata sale.

          Pursuant to the settlement agreement, Pharma Operating has dismissed, without prejudice, the lawsuit.

     (iv) On 22 November, 2002 Elan Pharmaceuticals entered into an agreement to sell all of the outstanding stock of Athena Diagnostics, Inc. ("Athena Diagnostics") to Behrman Capital ("Behrman") and certain of its affiliated investment funds for a gross consideration of approximately $122 million. The transaction was completed on 31 December, 2002, and, as a result of the sale of its approximately 80% stockholding in Athena Diagnostics, Elan realised approximately $82 million in net cash proceeds after giving effect to certain contractual payments, including payments to Athena Diagnostics' other stockholders. The transaction documentation contained customary warranties and indemnities. Based in Worcester, Massachusetts, Athena Diagnostics, Inc. provides diagnostic laboratory testing services primarily in the field of neurology.

     (v) On 1 October, 2002, Elan, Elan Pharmaceuticals, Elan Canada, Elan Operations (for the purposes of this paragraph 4(a)(v) only, the "Elan Parties") entered into an asset purchase agreement with Enzon Inc. to dispose of the rights in the United States and Canada to Abelcet, certain associated intellectual property and clinical study data, and regulatory filings and approvals and an approximately 56,000 sq. ft. manufacturing facility for Abelcet, Myocet and MVI-12 in Indianapolis, Indiana, United States and inventory for Abelcet or otherwise produced at the manufacturing facility and owned by the Elan Group. To the extent that the Elan Parties are permitted to do so under their contractual relationships with third parties and could do so without increases of material and adverse financial cost (unless such cost is reimbursed by Enzon Inc.), the Elan Parties also agreed to convey to Enzon Inc. precedent rights to Abelcet in Japan.

          The purchase price under the agreement was US$370 million subject to possible downward adjustment in specified circumstances. The actual consideration received was US$360 million. The agreement contained a number of representations and warranties regarding Abelcet and the manufacturing plant customary for similar asset dispositions and also contained various covenants relating to the assets, pre-closing conditions, termination and termination fee arrangements and indemnification provisions.

     (vi) In March, 2001, pursuant to an asset transfer agreement and certain related agreements, entered into on 15 March, 2001, by Elan and EPIL III, the Elan Group transferred a portfolio of equity and debt securities to EPIL III. Pursuant to a note purchase agreement ("Note Purchase Agreement"), EPIL III issued US$200.0 million in aggregate principal amount of Series C senior guaranteed notes due March 2005 (the "Series C Guaranteed Notes"), in a private placement to a group of financial institutions. In addition, pursuant to the terms the Note Purchase Agreement, EPIL III issued US$160.0 million in aggregate principal amount of Series A senior guaranteed notes due June 2002 (the "Series A Guaranteed Notes") and US$190.0 million in aggregate principal amount of Series B senior guaranteed notes due March 2005 (the "Series B Guaranteed Notes") in exchange for all outstanding 8.43% senior guaranteed notes due June 2002 (the "8.43% Guaranteed Notes"), issued in June 1999 by Elan Pharmaceutical Investments, Ltd. ("EPIL I"), a wholly owned subsidiary of Elan and a QSPE. EPIL III paid cash of approximately US$106.0 million to Elan and also exchanged the EPIL III Series A and Series B Guaranteed Notes for all outstanding EPIL I senior guaranteed notes as consideration for the portfolio of investments transferred to it. The investments and cash in EPIL III are held as security against the EPIL III senior guaranteed notes. These assets are not available for distribution outside EPIL III. The EPIL III senior guaranteed notes are guaranteed on a subordinated basis by Elan. EPIL III disposed of investments in June 2002 in connection with the maturity of the Series A Guaranteed Notes. Series A and Series C Guaranteed Notes bear interest at the rate of 8.43% per annum and 7.62% per annum, respectively. The Series B Guaranteed Notes bear interest at the rate of 8.43% per annum until June 2002 and 7.72% per annum thereafter. Issue costs associated with the financing amounted to US$6.1 million. The agreement governing Elan's guarantee of the Series B Guaranteed Notes and the Series C Guaranteed Notes contains covenants which impose certain limitations on the ability of Elan and its subsidiaries to engage in transactions with affiliates, consolidate with or merge with or into any other entity, dispose of all or substantially all of its properties and assets, incur liens, incur additional indebtedness and engage in asset sales. In addition, the agreement requires Elan to maintain a specified net worth.

          On 30 September, 2002, Elan made a US$142 million cash payment to satisfy its previously disclosed commitment under a guarantee in connection with the sale of certain financial assets by EPIL III. EPIL III completed this sale, for approximately US$148 million, on 29 June, 2002. The proceeds of the sale, together with the available cash in EPIL III, were used to repay, at maturity, US$160 million of the Series A Guaranteed Notes issued by EPIL III in March, 2001. Elan has no further obligation under the guarantee.

     (vii) In February 2001, Athena Neurosciences Finance LLC, an indirect wholly owned subsidiary of Elan ("Athena Finance"), raised US$650.0 million of 7.25% Senior Notes due 2008 (the "Senior Notes") at a discount of US$2.5 million. The Senior Notes are senior, unsecured obligations of Athena Finance and are fully and unconditionally guaranteed on a senior unsecured basis by Elan. Issue costs associated with the financing amounted to US$8.3 million.

     (viii) As part of the acquisition of Dura Pharmaceuticals, Inc. ("Dura"), Elan assumed US$287.5 million principal amount of 3.5% Convertible Subordinated Notes (the "Dura Notes") due 15 July, 2002. The Dura Notes contained a change in control provision that became effective upon Elan's acquisition of Dura. Under this provision, holders of the Dura Notes had the right, for a period of 40 days after the consummation of the acquisition, to require Elan to repurchase their notes for their face value plus accrued interest through the date of purchase. In December 2000, Elan redeemed US$224.9 million principal amount of the Dura Notes under this provision. The remaining Dura Notes were convertible, at the option of the holder, into Elan ADSs at any time prior to maturity or redemption at a conversion price of US$75.41 per ADS. On 15 July, 2002, Elan repaid at maturity the remaining US$62.6 million of the Dura Notes.

     (ix) In June 2000, pursuant to an asset transfer agreement and certain related agreements, entered into on 28 June, 2000, by Elan and EPIL II, Elan transferred a portfolio of equity and debt securities to EPIL
          II. On 28 June, 2000, EPIL II issued US$450.0 million in aggregate principal amount of 9.56% senior guaranteed notes due June 2004 (the "9.56% Guaranteed Notes"), in a private placement to a group of financial institutions. EPIL II paid cash of US$340.0 million to Elan for the portfolio of investments transferred to it. The investments and cash in EPIL II are held as security against the 9.56% Guaranteed Notes. These assets are not available for distribution outside EPIL
          II. The 9.56% Guaranteed Notes are guaranteed on a subordinated basis by Elan. The 9.56% Guaranteed Notes bear interest at the rate of 9.56% per annum, payable in cash. Issue costs associated with the financing amounted to US$5.9 million. The agreement governing Elan's guarantee of the 9.56% Guaranteed Notes contains covenants that impose certain limitations on the ability of Elan and its subsidiaries to engage in transactions with affiliates, consolidate with or merge with or into any other entity, dispose of all or substantially all of its properties and assets, incur liens, incur additional indebtedness and engage in asset sales. In addition, the agreement requires Elan to maintain a specified net worth.

     (x) In December, 1998, Elan Finance Corporation Ltd. ("Elan Finance"), a wholly owned subsidiary of Elan, issued in a private placement pursuant to an offering memorandum, at a substantial discount, the LYONs in the principal amount of US$1,643.5 at maturity. The issue price of the LYONs was US$524.78 per US$1,000 principal amount at maturity and the gross proceeds to the Elan Group amounted to US$862.5 million. The issue price of each LYON represents a yield to maturity of 3.25% per annum calculated from 14 December, 1998. The expenses associated with the transaction amounted to US$23.1 million. The LYONs, which are unconditionally guaranteed on a subordinated basis by Elan, are exchangeable at any time at the option of the holder into
          13.75 Elan ADSs per each US$1,000 principal amount at maturity, representing an initial exchange price of US$38.17. The exchange rate is subject to customary anti-dilution adjustments. In lieu of delivering Elan ADSs upon notice of exchange of any LYONs, Elan may elect to pay the holder surrendering LYONs an amount in cash per LYON equal to the market value of an ADS on the trading day immediately prior to the exchange date multiplied by the exchange rate in effect on the trading day, subject to certain adjustments and limitations. Beginning on 14 December, 2003, Elan Finance may redeem the LYONs for cash as a whole at any time, or from time to time in part, at redemption prices equal to the issue price plus accrued original issue discount calculated through the date of redemption. In addition, on each of 14 December, 2003, 14 December, 2008 and 14 December, 2013, Elan Finance will be required to purchase, at the option of the holder, any outstanding LYON for a purchase price equal to the issue price plus accrued original issue discount calculated through the date of purchase. Elan Finance, at its option, may elect to pay the purchase price in cash or in Elan ADSs (at the then market price), or any combination of cash and Elan ADSs. The right of Elan Finance to purchase LYONs, in whole or in part, with Elan ADSs is subject to the satisfaction by Elan Finance of various conditions, including the registration by Elan of the ADSs under the US securities laws unless there exists an applicable exemption from registration. If the conditions are not satisfied prior to the close of business on the purchase date, Elan Finance will pay the purchase price of the LYONs in cash. In the event of any change of control of Elan occurring on or prior to 14 December, 2003, each holder of LYONs will have the right, at the holder's option, subject to the terms and conditions of the indenture, to require Elan to purchase all or any part of the holder's LYONs at a cash price equal to the issue price plus accrued original issue discount calculated to the change of control purchase date.

          During the fourth quarter of 2002, Elan repurchased US$318.6 million in principal amount at maturity of LYONs, having an accreted value of US$190.1 million at the date of repurchase at an aggregate cost of US$149.8 million, resulting in a net gain of US$37.7 million after related costs.

(b) Save for the Asset Purchase Agreement, the Master Agreement and the Pharma Operating Agreement, referred to in sections 4(a)(i), 4(a)(ii) and 4(a)(iii) respectively of this Part V, no contracts (other than contracts entered into in the ordinary course of business) have been entered into with respect to the Assets within the two years immediately preceding the date of this document that are or may be material to the Assets and there are no contracts (other than contracts entered into in the ordinary course of business) which contain provisions under which there is any obligation or entitlement which are material to the Assets at the date of this document.

5. Litigation

(a) Save as set out below, the Continuing Group is not and has not been engaged in any legal or arbitration proceedings (including any such proceedings which are pending or threatened of which Elan is aware) which may have or has had during the 12 months preceding the date of this document a significant effect on the financial position of the Continuing Group. Elan does not believe that it is feasible to predict or determine the final outcome of the pending actions identified below or to estimate the amounts or potential range of loss with respect to the resolution of the pending actions or the SEC investigation. In addition, the timing of the final resolution of these actions and the investigation is uncertain. The possible outcome or resolution of certain of these actions could require substantial payments by Elan. Elan believes that an adverse outcome with respect to one or more of the pending actions, or the investigation could have a material adverse effect on the business, financial condition, results of operations and liquidity of the Company.

     (i) On or about 28 March, 2001, Andrx Pharmaceuticals, Inc. ("Andrx") filed an antitrust action against Elan in the US District Court for the Southern District of Florida. Elan has filed a motion to dismiss the Complaint; the matter is fully briefed but no hearing date has been set. The parties are conducting discovery in this matter but no court date has been set. Although Andrx requests an award of damages for the antitrust violations alleged in that complaint, Andrx admits that it has not calculated the amount of any alleged damage. Elan believes that its conduct was lawful, but as this matter is in its early stages, the Company cannot predict the likelihood of any outcome.

     (ii) Three putative class actions have been filed by indirect purchasers of Naprelan in the US District Court for the Eastern District of Pennsylvania. In each of these actions, plaintiffs allege that the Company violated the antitrust laws by engaging in sham patent litigation and entering into an unlawful settlement agreement in an effort to prevent or delay the entry of a generic alternative to Naprelan. The damages claimed are unspecified. The three cases are consolidated and are in their very early stages. Other than preliminary document production, the cases have been stayed pending the outcome of further proceedings in the pending patent infringement litigation brought by Elan against Andrx. Elan believes that its conduct was lawful, but as these matters are in their early stages, the Company cannot predict the likelihood of any outcome.

     (iii) On 2 June, 2001, the Company received a letter from the Federal Trade Commission ("the FTC") stating that the FTC was conducting a non-public investigation to determine "whether Brightstone Pharma, Inc., Elan Corporation or others may have engaged in an effort to restrain trade by entering into an agreement which may restrict the ability of Brightstone or others to market a bioequivalent or generic version of Naprelan." On 1 October, 2001, counsel for the Company met informally with FTC staff to discuss the matter. No further communication from the FTC was received until 26 December, 2002, when the Company was served with a subpoena duces tecum from the FTC for the production of documents related to Naprelan. The Company is in the process of complying with the subpoena.

     (iv) Commencing in January, 1999, several class action lawsuits were filed in the US District Court for the Southern District of California against Dura Pharmaceuticals Inc., one of the Company's subsidiaries ("Dura"), and various current or former officers of Dura. The lawsuits were consolidated into one action and allege violations of the federal securities laws, and purport to seek damages on behalf of a class of shareholders who purchased Dura common stock during a defined period. In July 2000, the court issued an order granting defendants' motion to dismiss the complaint without prejudice on the basis that it failed to state an actionable claim. In November, 2001, the court granted Dura's motion to dismiss, with prejudice and judgement was entered in Dura's favour. In December, 2001, plaintiffs filed an appeal of the judgement with the US Ninth Circuit Court of Appeals. Oral argument was held on 4 February, 2003; however, the Court has not issued its decision. Elan continues to vigorously defend against plaintiffs' claims.

     (v) The Company and certain of its officers and directors are named as defendants in a putative class action in the US District Court for the Southern District of New York, which consolidated several class actions filed on 29 July, 2002. The complaint in the action ("the Complaint") alleges claims under the US federal securities laws, specifically, Sections 11, 12(a)(2) and 15 of the Securities Act of 1933, as amended ("the 1933 Act"), and Sections 10(b), 14(a) and 20(a) of the Securities Exchange Act of 1934, as amended ("the 1934 Act") and Rule 10b-5 promulgated under the 1934 Act. The Complaint alleges claims on behalf of classes of persons and entities who purchased securities of the Company during periods of time commencing on 7 February, 2000 and ending on 1 July, 2002. The Complaint also alleges claims on behalf of two sub-classes that consist of persons and entities who held stock in Dura and The Liposome Company, Inc. and exchanged such stock for ADSs in Elan pursuant to those companies' mergers with the Company in 2000. In addition to the Company, defendants named in the Complaint include Mr. Donal Geaney, Mr. Thomas Lynch, Mr. Shane Cooke, Mr. Liam Daniel, KPMG LLP and KPMG, Chartered Accountants. The Complaint alleges that the Company's financial statements were not in accordance with generally accepted accounting principles, and that the defendants disseminated materially false and misleading information concerning the Company's business and financial results, with respect to the Company's investments in certain business ventures and business venture partners, the Company's share of losses of the business ventures, and the licence fees and research revenues received from the business ventures; the Company's sale of certain product lines; certain risk-sharing arrangements entered into by the Company; certain qualified special purpose entities; and the disclosure of compensation of certain officers of the Company. The Complaint described in this paragraph seeks unspecified compensatory damages and other relief that the Court may deem just and proper. Elan and the individual defendants are required to answer or move with respect to the Complaint by 25 March, 2003.

     (vi) The Company is a nominal defendant in two derivative actions filed against the directors and certain officers of the Company on or about 14 March, 2002 and 20 March, 2002 in the US Superior Court of the State of California, County of San Diego. The two actions have been consolidated, and the plaintiffs have filed a consolidated complaint. The complaint contains allegations similar to those set forth in the Complaint referred to in paragraph (v) above, but alleges, among other things, that the defendant officers and directors breached their duties to the Company by causing the Company to undertake the actions alleged in the complaint and seeks unspecified damages allegedly sustained by the Company as a result.

          Among other relief, the action seeks damages against the defendant officers and directors on behalf of the Company. The individual defendants have filed motions to dismiss on the grounds of lack of personal jurisdiction, and all of the defendants have filed a motion to dismiss on the grounds of forum non conveniens, or inconvenient forum. These motions are pending.

     (vii) The Company is the subject of an investigation by the SEC commenced on or about 12 February, 2002, which the Company believes relates primarily to the issues raised in the litigation described in (v) and
          (vi) above.

     (viii) In June, 2002, Elan entered into a settlement with the FTC resolving the FTC's investigation of a licensing arrangement between Elan and Biovail Corporation ("Biovail") relating to nifedipine, the generic version of the hypertension drug Adalat CC. The settlement is reflected in a consent order which, by its terms, does not constitute an admission by Elan that any law has been violated, and does not provide for monetary fines or penalties. Pursuant to the terms of the consent order, Elan has re-acquired all rights to its 30 mg and 60 mg nifedipine products that had been transferred to Biovail pursuant to their licensing arrangement. Elan's 30 mg nifedipine product has been marketed in the United States by Teva Pharmaceutical Industries Ltd ("Teva"). The terms of the consent order provide for a continued supply by Elan to Biovail of the 30 mg nifedipine product for sale through Teva in the United States for a term to expire on the earlier of 31 May, 2003 or the time at which Biovail begins manufacturing sufficient quantities of the 30 mg nifedipine product. Elan launched its 30 mg and 60 mg nifedipine products through Watson Pharmaceuticals, Inc. in September, 2002.

     (ix) Elan is aware that eight actions have been filed in US District Courts on various dates between July 2002 and February 2003 (five in the District of Columbia and three in the Southern District of New York) claiming that Elan has violated federal and state antitrust laws based on the licensing arrangement with Biovail relating to nifedipine described in paragraph (viii) above. Four actions have been brought by putative classes of indirect purchasers; two actions have been brought by putative classes of direct purchasers; and two actions have been brought by individual direct purchasers. Elan and co-defendant Biovail have filed a motion with the Judicial Panel for Multidistrict Litigation seeking to consolidate these actions in the District of Columbia. Plaintiffs have opposed this motion and seek consolidation in the US Southern District of New York. The motion is currently pending. Elan has not yet filed an answer to any of the complaints which each seek unspecified damages. Elan believes that its conduct was lawful, but as these matters are in their very early stages cannot predict the likelihood of any outcome.

     (x) In September, 2002, Schwarz Pharma, Inc. ("Schwarz") filed a Demand for Arbitration with the American Arbitration Association ("the AAA") claiming that Elan had breached certain duties associated with a License and Supply Agreement between Elan and Schwarz for the distribution of Verelan SR and Verelan PM, and seeking unspecified money damages. On 23 October, 2002, the Company filed an Answer and Counterclaim to the Demand. The Counterclaim seeks unspecified money damages for breach of the License and Supply Agreement by Schwarz. An arbitration panel has been selected and the first preliminary conference was held with the panel on 10 January, 2003. Discovery is commencing, and trial is scheduled for 22 September, 2003. Elan is vigorously defending against these demands, but as this matter is in its early stages cannot predict the likelihood of any outcome.

     (xi) On or about 21 November, 2002, Allergan, Inc. and Allergan Sales, LLC (collectively, "Allergan") filed a Complaint against Elan Pharmaceuticals in the US District Court for the District of Delaware. The Complaint alleges that the Company wilfully infringed US Patent No. 6,290,961 by virtue of its manufacture, sale and offer for sale of its Myobloc product. Allergan is seeking injunctive relief and an unspecified amount of damages. On 10 February, 2003, the

          Company filed an Answer and Counterclaim, denying allegations of infringement and asserting that the patent is invalid and unenforceable, and alleging antitrust violations. The Company believes that its conduct was lawful, but as this matter is in its early stages, we cannot predict the likelihood of any outcome.

     (xii) On 16 January, 2003, a Summons and Complaint was filed against Elan International, Elan and Axogen by Pharma Operating. The parties have reached a settlement under which Pharma Operating dismissed, without prejudice, the litigation between the parties filed in the Supreme Court of the State of New York. The parties have agreed that, contingent on the closing of the sale of Sonata, Elan will, on the closing date, pay Pharma Operating $225 million (less royalty payments on all related products paid or due to Pharma Operating from 1 January, 2003 to the closing of the sale) to acquire the Pharma Operating royalty rights with respect to the Sonata and Prialt products. In addition, Elan will have the option to purchase Pharma Operating's royalty rights on the Zonegran, Frova and Zanaflex products until 3 January, 2005, an extension from the earlier date of 30 June, 2003. The current purchase option price has been reduced to $110 million, plus 15% per annum from the earlier date of the Sonata sale closing or 1 July, 2003, less royalty payments (which will be secured) made for periods after the Sonata sale closing.

     (xiii) Eon Labs recently submitted to the FDA an ANDA for a generic equivalent of Skelaxin 400 mg. The application included a paragraph IV certification pertaining to the 2021 patent. Eon Labs provided notice to Elan of its paragraph IV certification in November, 2002, and Elan filed a patent infringement suit against Eon Labs in the Eastern District of New York on 2 January, 2003.

(b) Save for the litigation filed by Pharma Operating and the patent infringement suit relating to Skelaxin, details of which are summarised in sections 5(a)(xii) and 5(a)(xiii) respectively, of this Part V, there are no, nor have there been any, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Directors are aware) relating to the Assets which may have or has had during the 12 months preceding the date of this document a significant effect on the financial position of the Assets.

6. Consents

(a) KPMG, Chartered Accountants and Registered Auditors of 1 Stoke's Place, St. Stephen's Green, Dublin 2, Ireland have given and have not withdrawn their written consent to the inclusion in this document of their report relating to the pro forma financial information, and the references thereto, and to their name, in the form and context in which they are included.

(b) Davy Corporate Finance Limited and Davy Stockbrokers, both of Davy House, 49 Dawson Street, Dublin 2, Ireland have each given and not withdrawn their written consent to the issue of this document with the inclusion herein of the references to their names in the form and context in which they appear.

     As at 20 February, 2003 (the latest practicable date for this purpose prior to the publication of this document), Davy Corporate Finance Limited, being the company directly involved in the sponsorship activities of Davy in relation to the Disposal, and directors and employees of Davy directly involved in such sponsorship activities were interested in 720 Ordinary Shares in aggregate, representing 0.0002% of the existing issued ordinary share capital of the Company.

(c) Morgan Stanley & Co. Limited of 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom has given and has not withdrawn its written consent to the issue of this document with the inclusion herein of its name, and the references thereto in the form and context in which they appear.

     As at 20 February, 2003 (the latest practicable date for this purpose prior to the publication of this document), Morgan Stanley & Co. Limited, and companies in the Morgan Stanley group, were interested in 280,717 Ordinary Shares in aggregate, representing 0.0801% of the existing issued ordinary share capital of the Company.

7. Significant Changes

(a) Save for the settlement agreement with Pharma Operating, details of which are summarised in section 4(a)(iii) of this Part V, there has been no significant change in the financial or trading position of the Continuing Group since 31 December, 2002 (the date to which the Group's last reported financial statements, being the preliminary results in respect of the 12-months ended 31 December, 2002, relate).

(b) Save for the settlement agreement with Pharma Operating, details of which are summarised in section 4(a)(iii) of this Part V, there has been no significant change in the financial or trading position of the Assets since 31 December, 2002 (the date to which the Group's last reported financial statements, being the preliminary results in respect of the12-months ended 31 December, 2002, relate).

8. Working Capital

In the Company's opinion, following completion of the Disposal and having regard to existing cash resources and taking into account the net proceeds of the Disposal, the Continuing Group has sufficient working capital for its present requirements, that is, for at least the 12 months following the date of publication of this document.

9.   Documents Available For Inspection

Copies of the following documents will be available for inspection at the offices of A&L Goodbody, International Financial Services Centre, North Wall Quay, Dublin 1, Ireland and A&L Goodbody, Augustine House, Austin Friars, London EC2N 2HA, United Kingdom during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) from the date of this document up to and including the date of the Extraordinary General Meeting:

(a)  the Memorandum and Articles of Association of the Company;

(b) audited published consolidated accounts of Elan for each of the two years ended 31 December, 2000 and 2001;

(c) the interim results of Elan in respect of the six months ended 30 June, 2002;

(d) the preliminary results of Elan in respect of the twelve months ended 31 December, 2002;

(e) the announcements issued by Elan relating to the Recovery Plan on 31 July, 2002 and 30 January, 2003;

(f) KPMG's report on the pro forma financial information set out in Part III of this document;

(g)  the service contracts referred to in section 2 of this Part V;

(h)  the material contracts referred to in section 4 of this Part V;

(i)  the consent letters referred to in section 6 of this Part V; and

(j)  this document.

Dated: 24 February, 2003.

                     NOTICE OF EXTRAORDINARY GENERAL MEETING


                                      elan

                              Elan Corporation, plc
  (Incorporated and Registered in Ireland under the Companies Act, 1963 to 2001
                          -- Registered Number 30356)

Notice is hereby given that an Extraordinary General Meeting of Elan Corporation, plc (the "Company") will be held at 10.30 a.m. on 18 March, 2003 at The Davenport Hotel, Merrion Square, Dublin 2, Ireland, to consider and, if thought fit to pass, the following resolutions, of which Resolution No. 1 is an ordinary resolution and Resolution No. 2 is a special resolution. The Resolutions are not inter-conditional.

(1) "That the disposal (the "Disposal") by the Company of rights of Skelaxin(TM) and Sonata(R) and certain associated assets, as identified and described in the circular to Shareholders dated the twenty-fourth day of February, 2003 pursuant to an Asset Purchase Agreement, dated 30 January, 2003 by and among the Company and its subsidiaries, Elan Pharmaceuticals, Inc., and Elan Pharma International Limited and King Pharmaceuticals Inc. and its subsidiaries, Jones Pharma Incorporated and Monarch Pharmaceuticals Inc. (the "Asset Purchase Agreement"), be and is hereby approved and that the Directors of the Company, or a duly authorised committee thereof, be and they are hereby authorised to do all such things, attend to all such matters and effect all such acts (including but not limited to, the signing and/or execution of any documents and the approval of the terms of, any such amendments or variations to, the Asset Purchase Agreement and related arrangements, save that no material amendments or variations shall be made thereto) as they may consider necessary, expedient or desirable to complete or give effect to, or otherwise in connection with, any of the Disposal and/or the Asset Purchase Agreement and any matters incidental to any of them."

(2) "That the directors be and are hereby empowered pursuant to Section 24 of the Companies (Amendment) Act, 1983, to allot equity securities (as defined in Section 23 of that Act) for cash pursuant to their existing authority as if sub-section (1) of the said Section 23 did not apply to any such allotment provided that the power conferred by this Resolution shall (i) expire at the close of business on the date of the 2004 annual general meeting of the Company unless previously renewed, varied or revoked and
     (ii) the amount of any such allotment shall not exceed 34.24% of the share capital of the Company as it exists on the date of this Extraordinary General Meeting. The Company may before the expiry of this authority make an offer or agreement which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuance of any such offer or agreement as if the power conferred hereby had not expired."

                              By order of the Board

                                WILLIAM F. DANIEL
                                    Secretary

24 February, 2003

Registered Office:
Lincoln House,
Lincoln Place,
Dublin 2,
Ireland.

Notes:

A member entitled to attend and vote at the above meeting may appoint a proxy to attend, speak and, on a poll, vote instead of him. A proxy need not be a member of the Company.


A Form of Proxy for use at the EGM is enclosed.

o Proxies representing registered holders of Ordinary Shares must be received by the Registrar, Computershare Investor Services (Ireland) Limited, at PO Box 954, Business Reply Centre, Dublin 18, Ireland (if delivered by post) or at Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland (if delivered by hand), no later than 10.30 a.m. on 16 March, 2003. Completion and return of a Form of Proxy will not preclude Ordinary Shareholders from attending and voting at the meeting in person should they so wish.


o Proxies representing registered holders of American Depositary Shares must be returned so that they are received by the ADR Depositary, The Bank of New York at 101 Barclay Street, New York, NY 10011, United States, no later than the close of business in New York on 12 March, 2003. Details of how to vote by telephone or over the internet are provided on the Form of Proxy.


o Holders of American Depositary Shares in nominee accounts should follow the instructions provided by the bank or broker custodian.


The Form of Proxy must (i) in the case of an individual member be signed by the member or his/her attorney duly authorised in writing; or (ii) in the case of a body corporate be given either under its common seal or signed on its behalf by its duly authorised officer or attorney.


In the case of joint holders, the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the register of members in respect of the joint holding.


[ELAN LOGO]                                                                                  ELAN CORPORATION, plc

                                                                                                     FORM OF PROXY

                                                                 for use at the Extraordinary General Meeting to be
                                                                 held at 10:30 a.m. on 18 March, 2003

                                                                 at The Davenport Hotel, Merrion Square, Dublin 2,
                                                                 Ireland

                                                                 I/We     ____________________________________
                                                                                (Block Letters)
NOTES                                                            of       ____________________________________

                                                                          ____________________________________
(a)  To be valid, this Form of Proxy (and, if
     applicable), any power of attorney or other
     authority under which it is signed or a                     being a holder of Ordinary Shares in Elan
     certified copy thereof, must be lodged with                 Corporation, plc (the "Company") hereby appoint
     the Registrar, Computershare Investor                       (a) the Chairman of the Meeting or (b) (see Note
     Services (Ireland) Limited, at P.O. Box 954,                (e))
     Business Reply Centre, Dublin 18, Ireland (if
     delivered by post) or at Heron House, Corrig                         ____________________________________
     Road, Sandyford Industrial Estate, Dublin 18,
     Ireland (if delivered by hand), no later than
     10:30 a.m. on 16 March, 2003.                                        ____________________________________

(b)  This Form of Proxy must (i) in the case of an
     individual member be signed by the member or                as my/our proxy to vote for me/us and on my/our
     his attorney, or (ii) in the case of a                      behalf in the manner indicated below at the
     corporate member be given either under its                  Extraordinary General Meeting of the Company to be
     common seal or be signed on its behalf by an                held at 10:30 a.m. on 18 March, 2003 at The
     officer or attorney duly authorised.                        Davenport Hotel, Merrion Square, Dublin 2, Ireland
                                                                 and at any and every adjournment thereof. My/Our
(c)  Completion and return of this form of Proxy                 proxy shall decide on how to vote on my/our behalf
     will not prevent a member from attending and                in respect of any other ordinary business of the
     voting in person. (d) In the case of joint                  meeting and any procedural resolution moved at the
     holders, the vote of the senior who tenders a               meeting.
     vote whether in person or by proxy shall be
     accepted to the exclusion of the votes of the
     other joint holders and for this purpose                    Date:    __________________________, 2003
     seniority shall be determined by the order in
     which the names stand in the register of
     members in respect of the joint holding.                    Signature:  ____________________________________

(e)  If you desire to appoint a proxy other than
     the Chairman of the Meeting, please insert                  Please indicate with an "X" in the boxes below how
     the proxy's name and address and delete the                 you wish your vote to be cast in respect of the
     words "the Chairman of the Meeting or".                     Resolutions, the details of which are set out in
                                                                 the Notice convening the Extraordinary General
(f)  A proxy need not be a member of the Company.                Meeting. Please note that the Resolutions are not
                                                                 inter-conditional.
(g)  If this Form of Proxy is signed and returned
     without any indication as to how the person
     appointed is to vote, the proxy will exercise               ORDINARY RESOLUTION                          For       Against
     discretion as to how to vote or whether to
     abstain from voting.                                        1.To approve the Disposal of Certain         / /       / /
                                                                   Commercial Rights to Sonata and Skelaxin
Kindly note: This form is issued only to the                       and Certain Associated Assets.
addressee(s) and is specific to the class of
security and the unique designated account printed               SPECIAL RESOLUTION
hereon. This personalised form is not transferable
between different (i) account holders; (ii)                      2. To approve the dis-application of pre-   / /       / /
classes of security; or (iii) uniquely designated                   emption rights.
accounts. The issuer and Computershare accept no
liability for any instruction that does not comply
with these conditions.

-----------------------------------------------------------------------------------------------------------------------------
detach here

ATTENDANCE CARD                                                  [Elan logo]
                                                                 Extraordinary General Meeting of the Company to be held
                                                                 at 10:30 a.m. on 18 March, 2003 at The Davenport Hotel,
                                                                 Merrion Square, Dublin 2, Ireland.
                                                                 Signature of Shareholder ____________________________

                                                                 If you are a proxy
                                                                 Name of proxy     ___________________________________
                                                                 (Block Letters)
                                                                 Signature         ___________________________________
Please bring this card with you to the meeting-- you will
be asked for it when you arrive


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